Greenberg Traurig

PROCESSED
AUG 2 4 2006
THOMSON FINANCIAL

RECEIVED
2006 AUG 22 A 9:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 17, 2006

06016202

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: ~~Suzano Bahia Sul Papel e Celulose S.A.~~ (the "Issuer")
File Number 82-3550 (~~formerly~~ Companhia Suzano de Papel e Celulose)

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

1. Minutes of Extraordinary General Meeting of Stockholders, dated May 24, 2006;
2. Minutes of Extraordinary General Meeting of Stockholders, dated May 24, 2006;
3. Convocation to Extraordinary General Meeting of Stockholders, May 5, 2006;
4. Convocation to Extraordinary General Meeting of Stockholders, May 5, 2006;
5. Press release, May 5, 2006;
6. Minutes of Ordinary and Extraordinary General Meeting, April 26, 2006;
7. Press release, April 26, 2006;
8. Unconsolidated and consolidated quarterly financial information, March 31, 2006
9. Press release, April 12, 2006;
10. Press release, April 11, 2006;
11. Minutes of a Meeting of the Board of Directors, April 5, 2006; and
12. Press release, March 28, 2006.

ALBANY
AMSTERDAM
ATLANTA
BOCA RATON
BOSTON
BRUSSELS*
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MIAMI
MILAN*
NEW JERSEY
NEW YORK
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME*
SACRAMENTO
SILICON VALLEY
TALLAHASSEE
TOKYO*
TYSONS CORNER
WASHINGTON, D.C.
WEST PALM BEACH
ZURICH

*Strategic Alliance
Tokyo-Office/Strategic Alliance

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,

Ross Kaufman

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ/MF nº 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF EXTRAORDINARY GENERAL MEETIG OF STOCKHOLDERS

DATE, TIME AND PLACE: May 24, 2006, at 11 a.m., at the head office of Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121/123, Pituba, Salvador, Bahia, Brazil.

CONVOCATION: By publication in the newspapers *Diário Oficial do Estado da Bahia* (on May 9, 10 and 11), *A Tarde* (on May 6, 7 and 8) and *Gazeta Mercantil* (on May 8, 9 and 10), of 2006.

PRESENT: Stockholders representing more than two-thirds of the voting capital and holders of preferred shares without the right to vote, as per the signatures in the Stockholders' Attendance Book. Also present were Mr. André Laloni, representing Unibanco – União de Bancos Brasileiros S.A. ("Unibanco"), Mr. Rubens Barletta, a member of the Company's Audit Board, and Mr. Bernardo Szpigel, one of the Company's Executive Officers.

MEETING COMMITTEE: Mr. Luiz Cesar Pizzotti, Chairman; Mr. Mauro E. Guizeline, Secretary.

AGENDA:
To decide on ratification of:
(i) the **acquisition of stockholding control of Ripasa** S.A. Celulose e Papel ("Ripasa"), jointly with Votorantim Celulose e Papel S.A., under the Agreement for Purchase and Sale of Shares signed on November 10, 2004; and
(ii) the **Valuation Opinion** prepared by Unibanco – União de Bancos Brasileiros S.A. – providing a valuation of Ripasa.

READING OF DOCUMENTS, PREPARATION OF THE MINUTES AND RECEIPT OF DOCUMENTS: **(a)** The reading of documents related to the matters to be decided by the Extraordinary General Meeting of Stockholders was dispensed with by unanimous decision of the stockholders present having the right to vote, since the stockholders are fully aware of them, namely: **(i)** Convocation announcement; **(ii)** Contract for the Purchase and Sale of Shares, signed on November 10, 2004; and **(iii)** Valuation Opinion on the value of Ripasa, prepared by Unibanco; **(b)** the preparation of these minutes in the form of a summary was authorized in accordance with Article 130, Paragraph 1, of Law 6404/76.

DECISIONS: After discussion on the matters contained in the Agenda, the

stockholders decided, by unanimous vote of those present and without any restrictions: **(i)** in accordance with Paragraph 1 of Article 256 of Law 6404/76, **to ratify the acquisition by the company, jointly with VCP, of the totality of the common and preferred shares of Ripasa held directly or indirectly by its controlling stockholders,** representing the stockholding control of Ripasa, in accordance with the Agreement for Purchase and Sale of Shares signed on November 10, 2004 and as disclosed to the market in the Material Announcements of November 10, 2004 and March 31, 2005; and **(ii)** consequently, **to ratify the Valuation of Ripasa at Economic Value, by the present value of discounted cash flow method, prepared by Unibanco.**

CLOSING: There being no further business, the publication of these minutes with omission of the signatures of the stockholders, was authorized under Article 130, Paragraph 2, of Law 6404/76. The terms of these minutes were approved, and signed by the stockholders present. Salvador, May 24 2006.

Luiz Cesar Pizzotti
Chairman

Mauro E. Guizeline
Secretary

IPLF HOLDING S.A
p.p. Mauro E. Guizeline

SUZANO HOLDING S.A
p.p. Luiz Cesar Pizzotti

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held Company
CNPJ/MF n° 16.404.287/0001-55
NIRE 29.300.016.331

MINUTES OF
EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DATE, TIME AND PLACE: May 24, 2006, at 10 a.m., at the head office of Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121/123, Pituba, Salvador, Bahia, Brazil.

CONVOCATION: By publication in the newspapers *Diário Oficial do Estado da Bahia* (on May 6, 9 and 10), *A Tarde* (on May 6, 7 and 8) and *Gazeta Mercantil* (on May 8, 9 and 10), 2006.

PRESENT: Stockholders representing more than two thirds of the voting capital and holders of preferred shares without the right to vote, as per the signatures in the Stockholders' Attendance Book. Also present were representatives of the valuing companies, Unibanco – União de Bancos Brasileiros S.A. ("Unibanco"), KPMG Corporate Finance Ltda. ("KPMG"), Ernst & Young Auditores Independentes S/S ("Ernst & Young") and Directa Auditores ("Directa"); and Mr. Rubens Barletta, a member of the Company's Audit Board, and Mr. Bernardo Szpigel, one of the Company's Executive Officers.

MEETING COMMITTEE: Mr. Mauro E. Guizeline, Chairman; Mr. Luiz Cesar Pizzotti, Secretary.

AGENDA:

(a) to decide on the "Protocol and Justification of Absorption of Shares and Total Split", entered into on July 20, 2005 and amended on May 4, 2006 by the Company, Ripasa Participações S.A. ("Ripar"), Votorantim Celulose e Papel S.A. ("VCP") and Ripasa S.A. Celulose e Papel, specifically in relation to the total split of Ripar, and the vesting of its equity in the Company and VCP, in equal parts, with the consequent extinction of Ripar ("the Total Split of Ripar");
(b) to decide on ratification of the contracting of specialized companies to prepare valuation opinions on the companies involved in the Total Split of Ripar;
(c) to decide on the valuation opinions referred to in (b) above; and
(d) to decide on the proposal by the Company's management for carrying out of the Total Split of Ripar and the receipt, by the Company, of a portion equivalent to half of the assets and liabilities of Ripar, with a consequent increase in the Company's capital and change in Clause 5 of its Bylaws.

READING OF DOCUMENTS, PREPARATION OF THE MINUTES AND RECEIPT FO DOCUMENTS: (a) The reading of documents related to the matters to be decided by the Extraordinary General Meeting of Stockholders was dispensed

with by unanimous decision of the stockholders present having the right to vote, since the stockholders are fully aware of them, namely: **(i)** the Convocation Announcement; **(ii)** Protocol and Justification of Absorption of Shares and Total Split ("the Protocol") and its respective appendixes, entered into on July 20, 2005 and amended on May 4, 2006, between the managements of the Company, Ripar, VCP and Ripasa; **(iii)** Opinion valuing the Company, VCP and Ripasa at economic value based on future profitability by the present value of discounted cash flow method ("the Economic Value Valuations"); (iv) Opinions valuing the stockholders' equity of the Company, VCP and Ripasa at market prices, in accordance with Article 264 of Law 6404/76 ("the Market Price Valuations"); and (v) Opinions valuing the Company, VCP and Ripar at book value ("the Book Value Valuations"), the respective copies of which have been authenticated by the Meeting Committee, and are filed at the company's head office; and (b) the preparation of these minutes in the form of a summary version was authorized in accordance with Article 130, Paragraph 1, of Law 6404/76.

DECISIONS: After discussion on the matters contained in the Agenda, the stockholders decided the following by unanimous decision of those present:
(a) to approve the Protocol, in relation specifically to the Total Split of Ripar, this decision having been taken after prior issuance of an opinion in favor by the Audit Board and approval by the Company's Board of Directors;
(b) to ratify the contracting of the following valuation companies, for the purposes of the Total Split of Ripar: (i) Unibanco, for preparation of the Economic Value Valuations of the Company, Ripasa and VCP; (ii) KPMG, for the preparation of the Market Price Valuations of the Company, Ripasa and VCP; and (iii) Ernst & Young and Directa, for the preparation of the Book Value Valuations of the Company and Ripar, respectively;
(c) to approve the Economic Value Valuations, the Market Price Valuations and the Book Value Valuations mentioned in item (b);
(d) to approve the proposal of the Company's management, in the terms expressed in the Protocol, for the Total Split of Ripar, with the vesting of its assets and liabilities in the Company and VCP, in equal parts, in the form specified in the Protocol, and with the consequent extinction of Ripar;
(d.1) to accept the vesting in the Company of half of such assets and liabilities of Ripar as exceed the stake which the Company currently owns, in the amount of R$ 573,629,269.83, this being the amount found in the Book Value Valuation of Ripar, prepared on the basis of the Balance Sheet of Ripar raised on April 30, 2006, issued by Directa, and adjusted in accordance with the incorporation of shares of Ripasa by Ripar, decided in General Meetings of Stockholders held on May 23, 2006;
(d.2) to approve, arising from the total split of Ripar, an increase in the company's capital in the amount of R$ 573,629,269.83, represented by the issuance of 5,428,955 new common shares and 23,552,795 new class A preferred shares, without the right to vote, all nominal, of the book-entry type, and without par value, which shall be subscribed by Ripar, in the name of the non-controlling stockholders, and paid up by allocation of half of that part of the stockholders' equity of Ripar that exceeds the stake in Ripar that the Company currently owns;
(d.3) to record that, as stated in the Protocol, the ratio of substitution of shares, established on the bases of the Economic Value Valuations, is: 1 (one) common share issued by Ripar for 0.0167 common share issued by the Company and 1 (one) preferred share in Ripar for 0.0167 Class "A" preferred shares in the Company. The

new common and class "A" preferred shares to be issued by the Company as a result of the Total Split of Ripar, based on the substitution ratio above mentioned, shall be attributed to the non-controlling stockholders of Ripar, in the proportion of the stockholding interests currently held by said stockholders in Ripar, and shall have the right to dividends and other proceeds in cash in relation to the 2006 business year. As part of this substitution, the stockholders whose positions contain fractions of shares shall receive shares from the Company's controlling stockholder, in the form of donation, so as to result in the next immediately subsequent whole number of shares; **(d.4)** arising from these previous decisions, to approve the change in the head paragraph of Article 5 of the Company's Bylaws, to read as follows:

Article 5:

The subscribed registered capital is *2,053,619,595,25 (two billion, fifty three million, six hundred and nineteen thousand, five hundred and ninety five Reais and twenty five cents)*, fully paid up and divided into *314,428,263 (three hundred fourteen million, four hundred and twenty eight thousand, two hundred and sixty three)* shares without par value, of which *107,803,413 (one hundred and seven million, eight hundred and three thousand, four hundred and thirteen)* are nominal common shares, *205,083,971 (two hundred and five million, eighty three thousand, nine hundred and seventy one)* are class "A" book-entry preferred shares, and *1,540,879 (one million, five hundred and forty thousand, eight hundred and seventy nine)* are class "B" book-entry preferred shares.

CLOSING: There being no further business, the publication of these minutes with omission of the signatures of the stockholders was authorized under Article 130, Paragraph 2, of Law 6404/76. The terms of these minutes were approved, and signed by the stockholders present. Salvador, May 24 2006.

Mauro E. Guizeline
President

Luiz Cesar Pizzotti
Secretary

IPLF HOLDING S.A
p.p. Mauro E. Guizeline

SUZANO HOLDING S.A
p.p. Luiz Cesar Pizzotti

82-3550

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

Publicly held company

CONVOCATION

TO

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are invited to an **Extraordinary General Meeting** on May 24, 2006 at **10 a.m.**, at the head office of Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121/123, Pituba, Salvador, Bahia, Brazil, to deal with the **following matters:**

(a) to **decide on the "Protocol and Justification of Absorption of Shares and Total Split"**, entered into on July 20, 2005 and amended on May 4, 2006 by the company, Ripasa Participações S.A. ("Ripar"), Votorantim Celulose e Papel S.A. ("VCP") and Ripasa S.A. Celulose e Papel, specifically in relation to the total split of Ripar, and the vesting of its equity in the Company and VCP, in equal parts, with the consequent extinction of Ripar ("the **Total Split of Ripar**");

(b) to decide on ratification of the **contracting of specialized companies** to prepare **valuation opinions** on the companies involved in the Total Split of Ripar;

(c) to decide on the valuation opinions referred to in (b) above; and

(d) to decide on the proposal by the Company's management for carrying out of the Total Split of Ripar and the receipt, by the Company, of a portion equivalent to half of the assets and liabilities of Ripar, with a consequent **increase in the Company's capital** and **change** in Clause 5 of its **Bylaws**.

Salvador, May 5, 2006

David Feffer

Chairman of the Board of Directors

82-3550

SUZANO
PAPEL E CELULOSE

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE 29.300.016.331

CONVOCATION

TO

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

Stockholders are hereby called to an **Extraordinary General Meeting** on May 24, 2006 at **11 a.m.**, at the head office of Suzano Bahia Sul Papel e Celulose S.A. ("the Company"), at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121/123, Pituba, Salvador, Bahia, Brazil, to decide, in accordance with the terms of Article 256 of Law 6404/76, on **proposed ratification** of the following matters:

(i) the **acquisition of stockholding control of Ripasa** S.A. Celulose e Papel ("Ripasa"), jointly with Votorantim Celulose e Papel S.A., under the Agreement for Purchase and Sale of Shares signed on November 10, 2004; and

(ii) the **valuation opinion** prepared by Unibanco – União de Bancos Brasileiros S.A. – providing a valuation of Ripasa.

Salvador, May 5, 2006.

David Feffer

Chairman of the Board of Directors

MEMORANDUM OF AGREEMENT

....[name]

bearer of identity card RG No..................registered in the Brazilian Registry of Individual Taxpayers (CPF) under No. ....resident and domiciled at ....("the Stockholder"), owner on the present date of preferred shares in Ripasa S.A. Celulose e Papel ("RIPASA"),

in view of the Private Instrument of Transaction and Other Matters ("the Transaction Agreement"), signed on April 26, 2006 between RIPASA, Ripasa Participacoes S.A. ("RIPAR"), Votorantim Celulose e Papel S.A. ("VCP"), Suzano Bahia Sul Papel e Celulose S.A. ("SUZANO"), and certain non-controlling stockholders of Ripasa described in the Transaction Agreement as MINORITY STOCKHOLDERS,

hereby enters into this Agreement ("this Agreement ") to contract and agree certain conditions and to agree to and to participate in the Transaction Agreement, by means of which the parties agree and accept, and undertake, for themselves and for their successors, fully to comply with the following terms and conditions:

1. The Stockholder agrees to the carrying out of the Stockholding Restructuring of RIPASA, in accordance with all the terms, conditions and stages specified in the Protocol, in its Amendment, in the Material Announcement published on May 8, 2006 and other material facts previously disclosed.

2. The Stockholder shall not, himself/herself/itself or by any third party, impugn or in any way contest the Stockholding Restructuring of RIPASA, nor exercise any right of withdrawal.

3. By this instrument the Stockholder waives the right to file, move or begin any administrative or Court claims or demands, and also any rights that the Stockholder may believe himself/herself/itself to possess in relation to the restructuring and the acquisition of stockholding control of Ripasa by VCP and Suzano.

4. In consideration of the above, the Stockholder shall receive on the date of conclusion of the Stockholding Restructuring of RIPASA, as well as the shares in SUZANO and VCP to which said Stockholder is entitled, the complementary amount of R$ 1.0538 (one point zero five three eight Reais) per RIPASA share owned by that Stockholder on the date of conclusion of the Stockholding Restructuring of Ripasa, and this amount shall be adjusted by updating in the terms of the Transaction Agreement. Any disposal, for consideration or otherwise, on any terms, by any means or in any form, of the Stockholder's stake as owned at this time shall result in the loss of the right to receive the complementary amount corresponding to the shares disposed of.

5. Once the payment of the complementary amount referred to in item 4 has been made, the parties mutually and automatically grant to each other, independently of any other statement of intention, will or desire, complete, general, mutual, full, unrestricted, and irrevocable quittance in relation to all and any rights, obligations, losses or damages, present past or future, arising from or related to the Stockholding Restructuring of RIPASA and/or the acquisition of its stockholding control by VCP and SUZANO.

6. The Stockholder hereby declares that he has read, understood, agreed with, adhered to and consents to the Transaction Instrument filed at the headquarters of the companies and registered under no. 4.863.198 at the 4th Notary's Office for Securities and Documents of Sao Paulo, Sao Paulo State, which is available to be inspected at the head office of the companies and on their websites. Further, he recognizes that the terms and conditions of the Transaction Agreement are an integral part of this Agreement, and that in the event of conflict the conditions herein established shall prevail.

7. Even after delivery of this Agreement, the Stockholder may acquire or freely sell shares in Ripasa[.1], receiving, in this case, the complementary value which is payable to such Stockholder based on the stockholding position in Ripasa on June 29,2006.

Words and expressions in this Agreement have the meanings defined in the Transaction Agreement.

The Parties choose the jurisdiction of Sao Paulo, Sao Paulo State, to resolve any conflicts arising from the Transaction Agreement, this Agreement or the matters therein referred to.

Sao Paulo, ... 2006

....	....	....	....
VCP	**SUZANO**	**Ripasa**	**Ripar**

....

Stockholder

82-3550

SUZANO
PAPEL E CELULOSE

Suzano Papel e Celulose announces new schedule for Ripasa Restructuring

São Paulo, May 05, 2006: Suzano Papel e Celulose (Bovespa: **SUZB5**), one of Latin America's largest integrated producers of pulp and paper, announced today, in an official announcement filed at the Brazilian Securities and Exchange Commission, the new schedule for the Ripasa Restructuring and other information referring to the procedure for the signature by the Ripasa shareholders of the Instrument of Consent to the Agreement Suzano and VCP entered April 26, 2006 with a group of Ripasa's shareholders.

The full version of the official announcement filed today may be accessed at www.suzano.com.br/opfin and its main facts are:

1. The exhange ratios informed in the official announcement filed July 20, 2005 were maintained.
2. A General Shareholders Meeting (GSM) at Ripar was scheduled for May 23, 2006.
3. A GSM at Suzano Papel e Celulose was scheduled for May 24, 2006.
4. The Ripasa shareholders may excise withdrawal rights for thirty days after May 24, 2006.
5. Pursuant to the terms of the Material Fact release on April 26, 2006, the Companies entered into a judicial agreement ("**Agreement**") with a group of Ripasa preferred shareholders.
6. The conditions of the Agreement having been met and the Restructuring concluded, VCP and Suzano shall pay the said group of shareholders the sum of R$ 1.0538 (one Real, five centavos and thirty-eight hundredths of a centavo) ("**Complementary Value**") for each Ripasa preferred share held.
7. The payment of the Complementary Value shall be extended to Ripasa's remaining minority shareholders who sign the "Instrument of Consent" ("**Instrument**").
8. Shareholders who sign the Instrument by June 26, 2006 shall receive, on July 4, 2006, the Complementary Value corresponding to the number of shares held by same on June 29, 2006.
9. Ripasa shareholders who do not sign the Instrument by June 26, 2006, may still do so up to May 24, 2009, and the Complementary Value shall be paid later, according to the details contained in the Material Fact filed today.
10. Ripasa shareholders can obtain additional information on the Agreement and the Instrument by telephone at 0800-169500, between 08:30 and 18:00, Monday through Friday, between May 8, 2006 and July 8, 2006.

IR Team

Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Press Team

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

ISE Índice de Sustentabilidade Empresarial
SUZB5 NÍVEL 1
Latibex
Associado Fundador





11. Delivery of the Instrument with subsequent partial or total sale of the shareholding position, will result in payment of the Complementary Value corresponding to the number of shares held on June 29, 2006.
12. Ripasa shareholders who do not sign the Instrument shall not receive the Complementary Value.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820,000 tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A. Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the effectiveness of the agreement, the migration of the shareholders, the conclusion of the restructuring, changes in future demand for the Company's products, changes in the factors that affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
Publicly held company
CNPJ n° 16.404.287/0001-55
N.I.R.E. n° 29.300.016.331

MINUTES OF ORDINARY AND EXTRAORDINARY GENERAL MEETING

DATE, TIME AND PLACE: April 26, 2006, at 2 pm, in the Company's head office, at Avenida Tancredo Neves 274, Centro Empresarial Iguatemi II, Block B, Suites 121 to 123, Pituba, Salvador, Bahia, Brazil.

PRESENT: Stockholders representing more than 2/3 of the voting capital and also holders of preferred shares without the right to vote; external auditors, Ernst Young Auditores Independentes S/S (CRC No.2 SP 015199/O-6-F-BA), represented by Ms. Renata Carolina Borelli (CRC No 1SP 238522/O-1) and the member of the Audit Board Mr. Rubens Barletta.

APPOINTMENT AND COMPOSITION OF THE MEETING COMMITTEE:

President, Bernardo Szpigel;
Secretary, Luiz Cesar Pizzotti.

PUBLICATIONS AND DOCUMENTS READ:

a) **Convocation announcement** published in the newspapers *Gazeta Mercantil*, the *Official Gazette* of the State of Bahia, and *A Tarde*, in the editions of April 11, 12 and 13, 2006.

b) **Proposal of the Executive Officers** for change to and consolidation of the Bylaws, for the purpose, among other subjects, of creation of the Audit Committee and change of the name of the Strategy Committee to the Sustainability and Strategy Committee.

c) **Report of management, financial statements, and consolidated financial statements** for the year ended December 31, 2005, and **opinions of the independent auditors and of the Audit Board**, published in the newspapers *Gazeta Mercantil*, *A Tarde* and the *Official Gazette* of the State of Bahia, on February 1, 2006.

DECISIONS TAKEN:

In Extraordinary General Meeting of Stockholders:

FIRST: The meeting ratified the decision taken by the meeting of the Board of Directors held on July 4, 2005, which authorized the **issue**, within the authorized limit, of 169,340 (one hundred and sixty nine thousand three hundred and forty) **"B" preferred shares**, in the amount of R$ 2,026,999.80 (two million twenty six thousand nine hundred and ninety nine Reais and eighty centavos), fully subscribed and paid up by Fundo de Investimentos do Nordeste – **FINOR**.

As a result the head paragraph of Clause 5 of the Company's Bylaws is amended to read as follows:

"The subscribed registered capital is R$ 1,479,990,325.42 (one billion four hundred and seventy nine million nine hundred and ninety thousand three hundred and twenty five Reais and forty two centavos),

fully paid up and divided into 285,446,513 (two hundred and eighty five million four hundred and forty six thousand five hundred and thirteen) shares, without par value, of which 102,374,458 (one hundred and two million, three hundred and seventy four thousand four hundred and fifty eight) are nominal ordinary shares, 181,531,176 (one hundred and eighty one million five hundred and thirty one thousand one hundred and seventy six) are "A" preferred shares and 1,540,879 (one million, five hundred and forty thousand, eight hundred and seventy nine) are "B" preferred shares, both being of the book-entry type." **SECOND:** The meeting approved the proposal of the Executive Officers, with opinion in favor by the Board of Directors, for redrafting of Clauses of the Company's Bylaws, relating to:

(i) exclusion of the sole sub-paragraph of Clause 17 of the current Bylaws;

(ii) insertion of a new competence for the Board of Directors, to be established in item q.6 of Clause 19, drafted as follows:

"to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company's reputation or image;";

(iii) alteration of the attributions of the Management Committee and the Strategy Committee, modification of the name of the latter to "the Sustainability and Strategy Committee", and creation of the Audit Committee and their respective attributions, all established in Clause 21; and approval of the following drafting for subclauses "a", "b" and "c" of the said Clause:

"a) *The Management Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, management of talent, remuneration of executives, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives, and acting to promote the preparation and formulation of specific corporate policies for the areas of environment, health and safety, and also preparation of the annual Sustainability Report. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses of Clause 19 (nineteen), with the exception of sub-Clause "h", of these Bylaws.

b) *The Sustainability and Strategy Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence. This Committee should give a prior opinion when a decision of the Board of Directors deals with the subject specified in sub-Clause "h" of Clause 19 (nineteen) of these Bylaws.

c) *The Audit Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among others, that of advising the Board of Directors on compliance with its responsibilities in relation to analysis of the financial statements, the development of internal controls and the inspection and coordination of the work of the Company's internal and external auditors, and also to act in favor of compliance with the Code of Conduct and the corporate policies in the areas of safety, environment and health.";

(iv) **Change in Clause 23,** head paragraph, which shall now read as follows:

"In the event of his temporary absence, the Chairman of the Board of Directors shall be replaced by one of the Vice-Presidents of this body, and the party substituted shall appoint the substitute; and when this does not take place, the Board of Directors shall make this appointment. The same criterion shall be adopted when the same situation occurs with any other member, who shall be substituted by one of his peers.";

(v) The name of the post of Chief Executive Officer shall be changed to *Director-President*, specified in **Clause 24**, which shall have the following drafting:

"The Executive Officers shall be the Chief Executive Officer (Director-President) and between 4 (four) and 9 (nine) others, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be stockholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.",

and the same change shall be applied to Clauses 13, 18, 25, 26, 27, 28 and 29, where the same position is mentioned;

(vi) The head paragraph of **Clause 25** shall be changed to read as follows:

"In the temporary absence:

a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b) of any other Director, his replacement shall be designated by the Director-President, from among the other members or from the direct subordinates of the Director who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting the absent Director shall take part in all the routine activities and shall have all the duties of the said Director, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Director who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

and finally,

(vii) In accordance with the request of a stockholder, the sole **sub-paragraph of Clause 15** shall now read as follows:

"The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Re-election is allowed".

The new Bylaws, including the changes approved above, duly initialed by the Committee of the Meeting, are an integral part of these Minutes and attached hereto as Appendix I.

In Annual General Meeting:

FIRST: The meeting **approved** the **report of management, financial statements, and consolidated financial statements** for the business year ended December 31, 2005, accompanied by the opinions of the independent **auditors** and of the **Audit Board**; **SECOND:** The meeting **allocated the net profit** for the year (2005), in the amount of R$ 495,942,151.05 (four hundred and ninety five million nine hundred and forty two thousand one hundred and fifty one Reais and five centavos), as follows: R$ 24,797,107.55 (twenty four million seven hundred and ninety seven thousand one hundred and seven Reais and fifty five centavos) for formation of the Legal Reserve; R$ 36,146,880.68 (thirty six

million one hundred and forty six thousand eight hundred and eighty Reais and sixty eight centavos) to the Tax Incentives Reserve; R$ 266,904,095.64 (two hundred and sixty six million nine hundred and four thousand and ninety five Reais and sixty four centavos) to the Capital Increase Reserve; R$ 29,656,010.63 (twenty nine million six hundred and fifty six thousand and ten Reais and sixty three centavos) to the Special Reserve under the Bylaws, and R$ 138,438,056.55 (one hundred and thirty eight million four hundred and thirty eight thousand fifty six Reais and fifty five centavos) for the distribution of dividends, which had been fully distributed and duly paid on January 4, 2006, in the form of Interest on Equity, in accordance with the decision of the Board of Directors of December 19, 2005, corresponding to the dividend of R$ 0.45815 per common share and R$ 0.50397 per "A" preferred share, R$ 0.50397 per "B" preferred share carrying the right to the full dividend, and R$ 0.24991 per "B" preferred share issued on July 4, 2005; **THIRD:** With abstention from voting by Vanguard International Value Fund, Alliance Collective Investment Trust Ser, Gard P&I (Bermuda) Ltd, Mineworkers' Pension Scheme, Ontario Teacher's Pension Plan Board, Public Employee Retirement System of Idaho and Microsoft Global Finance Limited, the meeting re-elected to the **Board of Directors**, with term of office up to the Annual General Meeting of 2008: **Chairman: DAVID FEFFER** (CPF/MF No.882.739.628-49 - RG SSP/SP No .4.617.720-6), Brazilian, married, industrialist, resident and domiciled in São Paulo, São Paulo State, with office address at Av. Brigadeiro Faria Lima, 1355, 9th Floor, CEP 01452-919; **Vice-President: DANIEL FEFFER** (CPF/MF No. 011.769.138-08 - RG SSP/SP No .4.617.718), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Av. Brigadeiro Faria Lima, 1355, 9th Floor, CEP 01452-919; **Vice-President: BORIS TABACOF** (CPF/MF No. 000.616.035-20 - RG SSP/SP No. 6.167.083), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, with office address at Av. Brigadeiro Faria Lima, 1355, 10th Floor, CEP 01452-919; **Other members**: **ANTONIO DE SOUZA CORRÊA MEYER** (CPF/MF No. 215.425.978-20 - RG SSP/SP No 3.334.695-1), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua da Consolação, 247 - 5th floor, CEP 01301-903; **CLÁUDIO THOMAZ LOBO SONDER** (CPF/MF No. 066.934.078-20 - RG SSP/SP No.2.173.952), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua Diogo Moreira, 132 - 10th floor - Suite 1005, CEP 05423-010; **JORGE FEFFER** (CPF/MF No .013.965.718-50 - RG SSP/SP No. 4.617.719-X), Brazilian, legally separated, company manager, resident and domiciled in São Paulo/SP, with office address at Av. Brigadeiro Faria Lima, 1355 - 9th floor, CEP 01452-919; **LUCIANO SIANI PIRES** (CPF/MF No. 013.907.897-56 - RG IFP/RJ No .07.670.915-3), Brazilian, married, engineer, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, with office address at Av. República do Chile, nº 100, 22nd floor, Suite 2202, CEP 20139-999; **MARCO ANTONIO BOLOGNA** (CPF/MF No. 685.283.378-04 - RG SSP/SP nº 6.391.996), Brazilian, married, engineer, resident and domiciled in São Paulo, São Paulo State, with office address at Av. Jurandir, 856, Hangar VII - 5th floor, CEP 04072-000; and **OSCAR DE PAULA BERNARDES NETO** (CPF/MF nº 037.057.307-20 - RG SSP/SP nº 7.158.672-6), Brazilian, married, chemical engineer, resident and domiciled in São Paulo, São Paulo State, with office address at Av. Dr. Cardoso de Melo, 1460 - Suite 84, CEP 04548-005, and it was recorded that those elected, who take office on today's date, are not subject to any of the legal impediments. **FOURTH: The holders of preferred shares**, with abstention from voting by Vanguard International Value Fund, Alliance Collective Investment Trust Ser, Gard P&I (Bermuda) Ltd, Mineworkers' Pension Scheme, Ontario Teacher's Pension Plan Board, Public Employee Retirement System of Idaho and Microsoft Global Finance Limited, **elected ODALI DIAS CARDOSO** as a member of the **Audit Board**, and **JOSÉ IVO DOS SANTOS LOSS** as his substitute; and **the controlling stockholders elected,** as members of the **Audit Board**, **LUIZ AUGUSTO MARQUES PAES** and **RUBENS BARLETTA,** and as their

respective substitute members **ROBERTO FIGUEIREDO MELLO** and **LUIZ GONZAGA RAMOS SCHUBERT**, described in full below, and all having period of office up to the Annual General Meeting of 2007. As a result the members of the **Audit Board** are now as follows: **Members of the Audit Board: LUIZ AUGUSTO MARQUES PAES** (CPF/MF No. 045.320.388-47 – RG SSP/SP No. 12.605.359-5), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua Gomes de Carvalho, 1306, 2nd floor, Suite 22, CEP 04547-005; **RUBENS BARLETTA** (CPF/MF No. 397.909.328-04 – RG SSP/SP No. 3.540.429-2), Brazilian, legally separated, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua Senador Paulo Egídio, 72, 15th floor, CEP 01006-010; **ODALI DIAS CARDOSO** (CPF/MF No. 024.716.982/04 – RG SSP/MA No. 25.827.272.003-1), Brazilian, married, retired, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, with office address at Av. Borges de Medeiros, 829, CEP 22430-040; and their respective **substitute members**: **ROBERTO FIGUEIREDO MELLO** (CPF/MF No. 532.755.358-20 – RG SSP/SP No. 3.922.596), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua Libero Badaró, 293 – 27th floor, CEP 01095-900; **LUIZ GONZAGA RAMOS SCHUBERT** (CPF/MF No. 080.501.128-53 – RG SSP/SP No. 2.560.033), Brazilian, married, lawyer, resident and domiciled in São Paulo, São Paulo State, with office address at Rua Senador Paulo Egídio, 72 – 15th floor, CEP 01006-010; and **JOSÉ IVO DOS SANTOS LOSS** (CPF/MF No. 197.530.710-00 – RG SSP/RS No.701.716.466-1) Brazilian, married, accountant, resident and domiciled in Mata de São João, Bahia State, with office address at Rodovia BA 099, Km 74, s/nº - Linha Verde, CEP 48280-000, Costa do Sauípe,.It was recorded that those elected, taking office on today's date, are not subject to any of the legal impediments. Each member of the Audit Board shall receive the minimum remuneration specified by law. **FIFTH:** The meeting fixed the amount of the global annual remuneration of the Company's managers at up to the equivalent in Reais of 3,500 (three thousand five hundred) times the Minimum Annual Salary of São Paulo Paper Workers, and the Board of Directors has the responsibility, in accordance with the Bylaws, of deciding on the distribution of such amounts between its members and those of the Executive Officers. The publication of these Minutes is authorized as specified in §2 of Clause 130 of the Corporate Law. These Minutes having been read and approved are hereby signed by those present. Salvador, April 26, 2006.

____
Bernardo Szpigel
Chairman of the Meeting

____
Luiz Cesar Pizzotti
Secretary

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SUZANO HOLDING S.A.
p.p. Luiz Cesar Pizzotti

____
IPLF HOLDING S.A
p.p. Giulianna D. B. Gori

CAIXA DE PREVIDÊNCIA
DOS FUNCIONÁRIOS DO BANCO DO
BRASIL -PREVI
p.p. José Washington Eustáquio dos Santos

STICHING PENSIONFONDS ABP
p.p. Iamara Garzone de Sicco

GARD P&I (BERMUDA) LTD
p.p. Iamara Garzone de Sicco

MINEWORKERS' PENSION SCHEME
p.p. Iamara Garzone de Sicco

TEMPLETON EMERGING MARKETS SERIES
p.p. Iamara Garzone de Sicco

TEMPLETON DEVELOPING MARKETS SECURITIES
p.p. Iamara Garzone de Sicco

TEMPLETON INT EMERGING MKTS F
p.p. Iamara Garzone de Sicco

TEMPLETON DEVELOPING MKTS TRUST
p.p. Iamara Garzone de Sicco

FRANKLIN TEMPLETON INVESTMENT FUNDS
p.p. Iamara Garzone de Sicco

TEMPLETON EMERGING MARKETS FUND
p.p. Iamara Garzone de Sicco

FRANKLIN TEMPLETON TAX CLASS
p.p. Iamara Garzone de Sicco

____

BT PENSION SCHEME
p.p. Iamara Garzone de Sicco

____

ROIAL MAIL PENSION PLAN
p.p. Iamara Garzone de Sicco

____

BRITISH COAL STAFF SUPERANNUAL
p.p. Iamara Garzone de Sicco

____

FIDDELITY SEL. POTS PAPER FOREST PR P
p.p. Iamara Garzone de Sicco

____

COMMON FUND EMMERGING MARKETS I C
p.p. Iamara Garzone de Sicco

____

VANGUARD INTERN VALUE FUND
p.p. Iamara Garzone de Sicco

____

ALLIANCE COLLECTIVE I. TRUST SER
p.p. Iamara Garzone de Sicco

____

TAX IDEX OPPENHEIMER EM MKTS
p.p. Iamara Garzone de Sicco

____

LIBERTY ACORN INTERNATIONAL
p.p. Iamara Garzone de Sicco

____

PUBLIC EMP RET SYSTEM OF IDAHO
p.p. Iamara Garzone de Sicco

____

ONTARIO MUNICIPAL EMP RET BOARD
p.p. Iamara Garzone de Sicco

____

STATE OF WISCONSIN INV BOA
p.p. Iamara Garzone de Sicco

WAGNER INTL SMALLCAP ADVISOR
p.p. Iamara Garzone de Sicco

COMMONWEALTH OF PEN PUBLIC SCHOOL EMP
p.p. Iamara Garzone de Sicco

SOVEREING EM MKTS EQ POOL
p.p. Iamara Garzone de Sicco

THE MASTER TRUST BANK OF JAPAN, LTD RE:
p.p. Iamara Garzone de Sicco

FORD MOTOR COMP DEFINED BENE MASTER TR
p.p. Iamara Garzone de Sicco

MICROSOFT GLOBAL FINANCE LIMITED
p.p. Iamara Garzone de Sicco

PEPSICO, INC. MASTER RET TRUST
p.p. Iamara Garzone de Sicco

PLEIADES TRUST
p.p. Iamara Garzone de Sicco

ORPHEUS TRUST
p.p. Iamara Garzone de Sicco

ONTARIO TEACHERS'S PENSION PLAN BOARD
p.p. Iamara Garzone de Sicco

MACKENZIE UNIVERSAL CANADIAN RESOURCE FUND
p.p. Iamara Garzone de Sicco

MACKENZIE GROWTH FUND
p.p. Iamara Garzone de Sicco

MACKENZIE UNIVERSAL WORLD RESOURCE CAP CLASS
p.p. Iamara Garzone de Sicco

INTERNATIONAL BANK FOR REC AND DEV AS TRUSTEE
p.p. Iamara Garzone de Sicco

Luiz Cesar Pizzotti

Bernardo Szpigel

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

CONSOLIDATED BYLAWS

CHAPTER I
Name, head office, term of duration, objects

Clause 1 **BAHIA SUL CELULOSE S.A.** is a Brazilian corporation with authorized capital, governed by these Bylaws and by the applicable legislation, operating in an ethically responsible manner and with respect for human rights.

Clause 2 The Company has its head office in the city, municipality and district of Salvador, State of Bahia, which is its legal jurisdiction.

Clause 3 The Company shall have indeterminate duration.

Clause 4 The objects of the Company are:

a) manufacture, trade, importation and exportation of pulp, paper and other products originated from the transformation of forest materials, including their recycling, and products related to the printing sector;
b) formation and commercial operation of homogenous forests, company-owned or owned by third parties, directly or through contracts with companies specialized in forest cultivation and management;
c) provision of services, and importation, exportation and commercial operation of goods related to the Company's objects;
d) transportation, by itself or by third parties;
e) participation as a partner or holder of shares in any other company or undertaking; and
f) operation of port terminals.

CHAPTER II
Registered capital and shares

Clause 5 The subscribed registered capital is R$ 1,479,990,325.42 (one billion four hundred and seventy nine million nine hundred and ninety thousand three hundred and twenty five Reais and forty two centavos), fully paid up and divided into 285,446,513 (two hundred and eighty five million four hundred and forty six thousand five hundred and thirteen) shares, without par value, of which 102,374,458 (one hundred and two million, three hundred and seventy four thousand four hundred and fifty eight) are nominal ordinary shares, 181,531,176 (one hundred and eighty one million five hundred and thirty one thousand one hundred and seventy six) are "A" preferred shares and 1,540,879 (one million, five hundred and forty thousand, eight hundred and seventy nine) are "B" preferred shares, both being of the book-entry type.

§ One - The registered capital may be increased without any change in the Bylaws, by decision of the Board of Directors, up to the limit of 198,959,525 (one hundred and ninety eight million nine hundred fifty nine thousand five hundred twenty five) class A preferred shares and 5,788,776 (five million seven hundred eighty eight thousand seven hundred seventy six) class B preferred shares, all exclusively book-entry type.

§ Two - In decisions on the issuance of preferred shares, the Board of Directors shall indicate the number, type and class of shares to be issued, price and conditions of the issue, whether the form of paying-in of subscription shall be at sight or for later payment, and in the latter case the minimum to be paid on subscription and the period and conditions for payment of the balance.

§ Three - In the event of an increase in capital, stockholders shall have the right of preference in subscription of the shares to be issued, in proportion to the number and type of shares that they hold, for a period of 30 (thirty) calendar days from the publication of the respective notice to stockholders.

§ Four - The Board of Directors may exclude the preference right for existing stockholders in any issue of shares, debentures convertible into shares or warrants the placement of which is made through (i) sale on securities exchanges or by public subscription or (ii) exchange of shares, in a public offering for acquisition of control, in accordance with the legislation.

Clause 6 The class B preferred shares shall be reserved for subscription with FINOR tax incentive instruments.

§ One - Services of custody and transfer of ownership of book-entry shares shall be provided free of charge to FINOR – Fundo de Investimentos do Nordeste – for shares subscribed by it.

§ Two - Shares subscribed by Fundo de Investimentos do Nordeste – FINOR shall be paid by deposits of the corresponding quantity in a linked account with Banco do Nordeste do Brasil S.A. in the name of the Company, the release of the funds to take place after presentation of the proof of filing with the Commercial Board of the State and, according to the law, the Minutes of the Board of Directors which made the respective decision.

§ Three - The Class B preferred shares shall not be transferable until the date of issue of the Certificate of Project Completion by the competent Development Agency.

Clause 7 Holders of class A preferred shares shall have the following benefits:

a) priority in reimbursement of capital, in the event of liquidation of the Company;
b) full sharing in the results of the Company, subject to the terms of item "c" below;
c) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;
c) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of

any type of reserve, including a reserve relating to revaluation of assets, subject to item "c" above.

Sole sub-paragraph: The class A preferred shares shall not carry the right to vote, other than in circumstances in which the law gives them this right.

Clause 8 Holders of Class B preferred shares shall have the following benefits:

a) priority in distribution of a minimum dividend of 6% (six per cent) per year, calculated on that part of the registered capital made up of this type of class of shares;

b) dividend, per preferred share, at least 10% (ten percent) greater than the dividend attributed to each common share;

c) the right to a dividend equal to that of the common shares, using the preferential dividend for this comparison, and subject to the terms of item "b" above;

d) priority in the reimbursement of capital in the event of liquidation of the Company;

e) participation, on equal conditions with the common shares, in distribution of profits in the form of bonus in cash or in any other form, and also in the capitalization of any type of reserve, including a reserve relating to revaluation of assets, subject to item "b" above;

f) full participation in the results of the Company, in such a way that no other type or class of share shall have superior ownership advantages in relation to the Company's equity.

§ One - The class B preferred shares shall not carry the right to vote.

§ Two - The class B preferred shares shall acquire the right to vote if the minimum dividends to which they have the right are not paid in three consecutive business years, and they shall maintain this right until the respective payment.

§ Three - In the event of an increase in capital the class B preferred shares shall not have right of preference for subscription of the new shares as long as they are held in the name of FINOR.

§ Four - There shall be no preference right for subscription of securities issued under the special law for tax incentives.

Clause 9 The Company has the right, by decision of its General Meeting of Stockholders, to create new classes of preferred shares, or increase the quantity of preferred shares of existing classes, without maintaining their proportion in relation to the other shares, provided that the total number of preferred shares without the right to vote does not exceed 2/3 (two-thirds) of the registered capital. Preferred shares may also be created or increased in number to comply with a request of stockholders under Clause 10 of these Bylaws.

§ One - Decisions on the increase of registered capital shall indicate, in relation to the shares to be issued, how the first subsequent dividend to which the new shares are entitled shall be calculated.

§ Two - In the event of increase in capital by incorporation of reserves or of funds of any kind, the new shares, if issued, shall maintain the same proportions in relation to quantity, type and class of shares as those existing at the moment prior to the increase, and the rights attributed to each type and class of shares issued by the Company must be fully obeyed.

Clause 10 Stockholders may at any time request conversion of all or part of their holdings of common shares into preferred shares. This will result in each common share being converted purely and simply into one preferred share, subject to the maximum limit set by the previous Clause.

Clause 11 Any stockholder who for any reason does not within the specified period pay in any call for capital to subscribe shares of the Company shall, for the full purposes of law, be regarded as in arrears and subject to payment of the amount subscribed with monetary adjustment, in accordance with the law, by the Market General Price Index (IGP-M, published by the FGV), plus interest of 12% per year and a penalty payment of 10% on the amount of the outstanding balance of the call.

CHAPTER III
The General Meeting of Stockholders

Clause 12 The General Meeting of Stockholders shall be convened, ordinarily, in one of the 4 (four) months following the ending of the business year and, extraordinarily, at any time when called by the Chairman of the Board of Directors, by a Vice-chairman of the Board of Directors, or in any of the cases provided for by law.

Clause 13 The General Meeting of Stockholders shall be declared to be in session by the Chairman of the Board of Directors, or by any of the Vice-Chairmen of the Board of Directors, or by the Chief Executive Officer, and the stockholders shall then immediately elect the Chairman of the Meeting, who shall request one of those present to be secretary of the Meeting. The General Meeting of Stockholders may also be declared to be in session by the Investor Relations Director.

CHAPTER IV
Management of the Company

Clause 14 The following are the Company's management bodies:

a) the Board of Directors: and
b) the Executive Officers.

Clause 15 The Board of Directors is a committee decision body, and representation of the Company is a private right of the Directors.

Sole sub-paragraph: The term of office of the members of the Board of Directors is 2 (two) years, and that of the Executive Officers is 1 (one) year, but both shall be extended until the new members appointed are sworn in. Re-election is allowed.

Clause 16 The Ordinary General Meeting of Stockholders shall, annually, set the global amount of remuneration of the Board of Directors and the Executive Officers, it being for the Board of Directors to decide on the form of distribution of the amount fixed, between its members and those of the Executive Officers.

SECTION 1 – THE EXECUTIVE OFFICERS

Clause 17 The Board of Directors shall be made up of between 5 (five) and 9 (nine) members, all stockholders, resident in or outside Brazil, elected by the General Meeting of Stockholders, who shall appoint a Chairman and up to 2 (two) Vice-Chairmen from among them.

Clause 18 The Board of Directors shall meet on being called by its Chairman, or any of its Vice-Chairmen or by the Chief Executive Officer, with a minimum of 2 (two) days' notice and indication of the agenda. Convocation may be by electronic mail. The quorum for the Board to be in session at first convocation is at least 2/3 (two-thirds) of its members and, on second convocation, the majority of its members. The decisions of the Board of Directors shall be taken by a majority vote of members present at the meeting, provided that one is the Chairman or one of the Vice-Chairmen. In the event of a tied vote, the Chairman of the Board of Directors shall have a casting vote.

§ One - Members of the Board of Directors may take part in meetings by telephone, videoconference or other means of communication; and to ensure effective participation and authenticity of the vote, members should, within the 3 (three) days following meetings of this type, deliver to the head office, or send by fax, documents signed by them confirming their participation and the content of their votes. This procedure may be dispensed with by the said member signing the corresponding minutes of the meeting of the Board of Directors, which must make reference to the medium by which the member stated his or her opinion.

§ Two - All members of the Board of Directors have the right to be represented by one of their peers in the meetings of the Board of Directors, whether for formation of a quorum, or for voting, and have the option to indicate their vote to the party who is to represent them, or not to do so. This representation ceases simultaneously with the closing of the meeting of the Board of Directors.

§ Three - Similarly, votes shall be valid if made by letter, telegram, e-mail or fax, when received by the Chairman of the Board of Directors or his substitute, up to the moment of the meeting.

§ Four - The Chairman of the Board of Directors may invite any of the members of the Committees of the Board of Directors or any of the Executive Officers who are not members of the Board of Directors to attend meetings, but without the right to vote, and

also any other executive of the Company, or the representative of the Company's external auditors, or any third party who may be able to contribute opinions, information or suggestions or able to assist in the decisions of the members of the Board.

§ Five - The Board of Directors may also appoint an honorary member, a person of recognized professional competence with a history of dedication to the Company, who may be consulted on an information basis at the meetings of the Board of Directors, under rules and conditions to be set by the Board of Directors.

Clause 19 The following shall be the attributes of the Board of Directors:

a) to fix the general orientation of the Company's business, subject always to the ethical values adopted by the community where it is working, especially respect for human rights and the environment;
b) to elect, evaluate or dismiss Executive Officers, at any time, and to set the attributions and competencies of each one of them where these are not provided by these Bylaws;
c) to inspect the management as effected by the Executive Officers; to examine the books and papers of the Company at any time; to request information on contracts signed or about to be signed, and any other acts;
d) to decide on issuance of preferred shares, in accordance with the first to fourth paragraphs of Clause 5 (five) of these Bylaws;
e) to state an opinion on the management report and accounts of the Executive Officers;
f) to choose, and to dismiss, the Independent Auditors, subject to the right of veto provided for by law;
g) to set the accounting criteria and practices;
h) to approve the long-term global strategy to be obeyed by the Company and by the subsidiary companies, and also the long-term global strategy to be proposed for the affiliated companies;
i) to examine, approve, and monitor the execution of, the annual and multi-year capital expenditure and operational budgets, which shall be prepared by the Executive Officers;
j) to monitor and evaluate the economic and financial performance of the Company;
k) to state opinions on any proposals or recommendations made by the Executive Officers to the General Meeting of Stockholders;
l) to decide on the grant, or not as the case may be, of the right of preference to existing stockholders, or to reduce the period of this right, in issues of shares, debentures convertible into shares, or warrants, the placement of which is made by one of the methods referred to in Section 172 of Law 6404/76;
m) subject to the terms of line "l" above, to decide on the issue of securities, including promissory notes, for public or private distribution, inside or outside Brazil, in accordance with the respective legislation;
n) to authorize initial or subsequent participation of the Company as a partner, stockholder or member of a consortium, in another company or undertaking, the giving in guarantee of any interest so acquired to third parties in the Company's transactions, or disposal in any manner or form of any stockholding or interest which is part of the Company's assets;

o) to authorize the acquisition of shares in the Company, for the purpose of cancellation, or holding in treasury and subsequent sale;
p) to appoint the Investor Relations Director;
q) to authorize the Executive Officers, with limits of authority to be defined by a resolution approved at a meeting of the Board of Directors, the minutes of which meeting shall be duly registered with the Commercial Board of the State of Bahia:
    q.1) to sell, place a charge on, or acquire, goods of any type related to the Company's fixed assets;
    q.2) to give a real guarantee of any nature, or to give a chattel mortgage;
    q.3) to agree asset or liability financial transactions, including those known as "vendor" transactions, in which the Company is a guarantor for its clients;
    q.4) to sign any other contracts in accordance with defined limits of authority in relation to amounts;
    q.5) to carry out, or order to be carried out, any acts not expressly provided for in these Bylaws provided that such acts are legally within its competence;
    q.6) to bring actions, make concessions, reach agreements or withdraw legal proceedings, procedures, measures or any other demands in Court, administrative or arbitration proceedings, and also to carry out voluntary tax offsetting, such as may result in or can result in obligations or rights on the part of the Company, or which may prejudice or can prejudice the Company's reputation or image;
r) to decide on the establishment of a Consultative Council to provide advice to the members of the Board of Directors, and to set the positions, remuneration and rules for functioning of that body; and
s) to create other Committees of the Board of Directors, whenever it deems this to be desirable, subject to the terms of Clause 21 below.

Clause 20 For the purposes of: (i) increasing interaction and cooperation between the Executive Officers and the Board of Directors; (ii) providing deep analysis of material strategic matters, ensuring that there is adequate information and maximum quality and efficiency in the process of decision-making by the Board of Directors; and (iii) meeting the requirements of the latest rules on corporate governance, the Committees of the Board of Directors are hereby created, and their function shall be to give opinions on matters within their areas of competence, in accordance with these Bylaws and the decisions of the Board of Directors.

§ One - Each Committee shall be made up of between 2 (two) and 9 (nine) people, who up may be members of the Board of Directors, appointed by that Board and having the same period of office as its members. The chairman of the Board of Directors shall appoint a coordinator for each Committee. The members of the Committees may be members of more than one Committee, if the Board of Directors so decides, and shall have the same legal duties and responsibilities as managers of a *sociedade anônima*. The Board of Directors may dismiss or replace the members of the Committees at any time. The Committees shall decide by the majority of their members, and the Coordinator shall have a casting vote when the Committee has an even number of members.

§ Two - The Committees may have assistance from other professionals, and also an administrative support structure. The Company shall pay the remuneration of such professionals, including that of the members of the Committees and the expenses of the administrative

support structure. When the Committees believe it to be necessary, they may also hire consultancy services from external professionals, whose fees shall be paid by the Company.

§ Three - The Board of Directors shall make specific rules (internal regulations) for the work, competency and procedures of the Committees.

Clause 21 Without prejudice to the creation of other committees by the Board of Directors, the following are now created:

a) *The Management Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among others, advising the Board of Directors in the fulfillment of its responsibilities in the areas of finance, budget and control, management of talent, remuneration of executives, legal subjects, new business, investments, relationship with the market and investors, monitoring of results of the Company and performance of executives, and acting to promote the preparation and formulation of specific corporate policies for the areas of environment, health and safety, and also preparation of the annual Sustainability Report. This Committee should give prior opinion when a decision of the Board of Directors deals with the matters specified in the sub-clauses of Clause 19 (nineteen), with the exception of sub-Clause "h", of these Bylaws.

b) *The Sustainability and Strategy Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among other matters, advising the Board of Directors on compliance with its responsibilities relating to the area of long-term strategy and its planning, and also advising the Board of Directors in the dissemination of the strategic concept of sustainability, aiming to meet the standards accepted worldwide as benchmarks of excellence. This Committee should give a prior opinion when a decision of the Board of Directors deals with the subject specified in sub-Clause "h" of Article 19 (nineteen) of these Bylaws.

c) *The Audit Committee:* The attributions of this committee shall be set by the Board of Directors, and shall include, among others, that of advising the Board of Directors on compliance with its responsibilities in relation to analysis of the financial statements, the development of internal controls and the inspection and coordination of the work of the Company's internal and external auditors, and also to act in favor of compliance with the Code of Conduct and the corporate policies in the areas of safety, environment and health.

Clause 22 The Chairman of the Board of Directors has the following attributions, with the assistance, in relation to the matters in lines "b", "c" and "d" below, at his exclusive option, of the respective Committees of the Board of Directors:

a) to represent the Board of Directors in dealings with other parties;
b) to suggest to the Board of Directors the general orientation of the Company's business to be transmitted to the Executive Officers;
c) to prepare all the elements necessary for the practice of the acts which are within the competence of the Board of Directors;

d) to accompany and give support to the activities of the Executive Officers and/or of any of its members.

Clause 23 In the event of his temporary absence, the Chairman of the Board of Directors shall be replaced by one of the Vice-Presidents of this body, and the party substituted shall appoint the substitute; and when this does not take place, the Board of Directors shall make this appointment. The same criterion shall be adopted when the same situation occurs with any other member, who shall be substituted by one of his peers.

§ One - If a vacancy occurs on the Board of Directors, an Extraordinary General Meeting of Stockholders should be called, within no more than 20 (twenty) days, to decide on a replacement if one is necessary to maintain the minimum number of members of that body, or if it is deemed convenient that the post should be filled.

§ Two - The substitutions provided for in this Clause shall result in the exercise of the functions and of the right to vote in the meetings of the Board of Directors, but not in the remuneration and other advantages of the person substituted.

SECTION II - THE EXECUTIVE OFFICERS

Clause 24 The Executive Officers shall be the Chief Executive Officer (Director-President) and between 4 (four) and 9 (nine) others, resident and domiciled in Brazil, and of recognized technical and administrative ability, who may be stockholders, elected by the Board of Directors and able to be dismissed by it at any time, and also to be re-elected.

§ One - The area of specific activity and competence of each of the Executive Officers may be fixed by the Board of Directors, when not specified in these Bylaws.

§ Two - The members of the Executive Officers are not permitted to give personal guarantees.

§ Three - Having previously received the opinion of the Management Committee on the matter, the Board of Directors may, in a meeting, appoint, with the title of Joint Director, persons to direct or manage sectors or areas, and such procedure shall not result in delegation of any powers that, either by law or by these Bylaws, are particular powers of the elected Directors, nor shall it attribute to them membership of any corporate body established by the Bylaws.

Clause 25 In the temporary absence:

a) of the Chief Executive Officer, his replacement shall be designated by the Chairman of the Board of Directors, from among the members of the Board of Directors or the Executive Officers;

b) of any other Director, his replacement shall be designated by the Director-President, from among the other members or from the direct subordinates of the Director who is absent or prevented, on his recommendation. In this latter case, the direct subordinate who is substituting

the absent Director shall take part in all the routine activities and shall have all the duties of the said Director, including that of being present at meetings of the Executive Officers to instruct on matters relating to the Director who is substituted, without, however, exercising the right to a vote of receiving the remuneration of the person substituted.

§ One - In the event of a seat on the Executive Officers becoming vacant, the Board of Directors shall meet to fill the vacant seat, if this be necessary to provide the minimum number of members of that body, or if the Board of Directors believes it to be convenient to fill the post. The term of office of the Executive Officer thus elected shall terminate simultaneously with that of his peers.

§ Two - Subject to the terms of line "b" of the head paragraph of this Clause, substitutions made under this Clause shall result in the substitute having the post of the person substituted as well as his or her own, including the right to vote, but excluding the right to receive the remuneration or other advantages of the person substituted.

Clause 26 The Executive Officers shall meet on convocation by the Chief Executive Officer, or by 2 (two) Executive Officers, with up to 2 (two) days' prior notice, this period being dispensed with when all of the members take part in the meeting.

§ One - The meetings of the Executive Officers shall be valid when the majority of its members are present, including the Chief Executive Officer or his substitute.

§ Two - Decisions at all meetings of the Executive Officers shall be taken by the majority of the members present and recorded in minutes. In the event of a tied vote, the Chief Executive Officer shall have the casting vote.

§ Three - The Executive Officers may meet independently of the formality of convocation, when there is an urgent subject. For this meeting to be valid it is necessary that 2/3 (two-thirds) of the members of the Executive Officers be present or represented, and that the decision be taken unanimously.

Clause 27 The following shall be attributions of the Executive Officers:

a) to comply with the terms of these Bylaws, and the decisions of the General Meeting of Stockholders and of the Board of Directors, and cause them to be complied with;

b) to administer and manage the Company's business in accordance with the orientation established by the Board of Directors;

c) to produce monthly interim financial statements and deliver them to the Board of Directors;

d) to prepare the financial statements for each business period, as specified in these Bylaws, including a proposal for allocation of the profit, and submit them to the Board of Directors;

e) to propose to the Board of Directors the approval of the procedures referred to in Clauses 32 (thirty-two) and 33 (thirty-three) of these Bylaws;

f) to prepare the annual and multi-year operations and capital expenditure budgets, including, among other matters, the forestry, industrial, commercial, financial and human resources plans, to be submitted by the Chief Executive Officer to the Board of Directors;

g) to decide on the transactions indicated in lines "q.1" to "q.4" of Clause 19 (nineteen) of these Bylaws, subject, when their value does not exceed the amounts indicated in those sub-items, to the authorized limit amounts previously established by the Board of Directors or, if their value does exceed the amounts indicated in those sub-items, after prior submission to the Board of Directors;

h) to inform the Management Committee in writing with a minimum of 5 (five) days' notice, whenever any General meetings of Stockholders, or Supervisory Board meetings, are called by any affiliated or subsidiary company, or by any project or undertaking in which the Company participates with an interest (and when there is no Supervisory Board, in any meeting of the Executive Officers or similar body), submitting proposals aiming to make clear the likely vote of the Company in such meetings;

i) to open and/or close branch offices or warehouses throughout the whole of Brazil;

j) to inform the Board of Directors, in the person of its Chairman, in relation to any question of singular importance for the Company's business; and

k) to seek continuous improvement in the organizational climate and results.

Clause 28 In acts and transactions which create obligations for the Company or exonerate third parties from obligations to it, the Company shall be represented, actively and passively, by any two of its directors.

§ One - The Company may be represented by one Executive Officer and one person holding a power of attorney, by two persons holding powers of attorney or even by one person holding a power of attorney, provided that the power of attorney itself is given by two Executive Officers, one of them necessarily the Chief Executive Officer, and provided that the said power of attorney precisely and consistently specifies the powers that it gives and its period of validity.

§ Two - No powers may be subrogated under any power of attorney, except for the purposes of court proceedings, in which case subrogation shall be allowed with a Clause reserving equal powers for the delegating party.

§ Three - The Company may, subject to the terms of this Clause, be represented by a single Executive Officer:

a) in acts of endorsement of checks or trade bills in favor of financial institutions, in the former case for the purposes of deposit in the Company's account; or in the latter case for the purposes of discount and/or deposit and/or trading charge and/or collection; also signing the respective contracts, proposals and bordereaux;

b) before any federal, state or municipal public office, or independent public authority, or public companies, public mixed-capital companies or foundations, solely for administrative purposes;

c) before the Labor Courts, the Public Attorneys' Offices, or in dealings with labor unions, including for the purposes of appointing representatives and in matters relating to hiring, suspension and dismissal of employees and/or labor agreements including labor litigation;

d) in relation to third parties, for the purposes of representation which does not involve any type of obligation on the Company.

§ Four - Except for purposes of the Courts, and of representation of the Company in administrative disputes with government bodies and procedures relating to brands and patents, all other powers of attorney given by the Company shall have a maximum period of validity, namely up to 30 June of the year following the year in which they are given, unless there be established a shorter period, which must in any event always be included in the respective instrument.

Clause 29 The following are attributions of the Chief Executive Officer:

a) without prejudice to the terms of Clause 28 (twenty-eight) above, to represent the Company actively or passively in the courts or outside the courts, especially to give personal testimony, and for this function he may designate a person to represent him, by special power of attorney;

b) to represent the Company in its public and private relationships at high level;

c) to oversee all the Company's activities in conformity with the orientation established by the Board of Directors;

e

d) to submit the annual and multi-year operations and capital expenditure budgets to the approval of the Executive Officers and the Board of Directors;

e) to submit to examination by the Executive Officers the statistics, reports and statements which give evidence of the global results of the Company, including those of the affiliated and subsidiary companies;

f) to stimulate good relations between the Executive Officers, the Committees and the Board of Directors, based on the interests of the Company;

g) to keep the Board of Directors, in the person of its Chairman, constantly informed on all the facts and acts relating to the Company's activities and investments, discussing all the material aspects with him;

h) to propose to the Board of Directors:

h.1) setting of financial policy, at high level, to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.2) decision on the long-term global strategy to be followed by the Company and by the subsidiary companies, and to be proposed to the affiliated companies;

h.3) acquisition by the Company, or its subsidiaries, or affiliated companies, of an initial or subsequent interest, through shares, in any other company, and also the disposal of, or the placing of a charge on, any of these interests;

h.4) formation of joint ventures or signing of partnerships of any type, or cancellation or renewals of such partnerships, by the Company or by its subsidiaries, or affiliated companies.

Sole sub-paragraph: Service of process on the Company shall be valid only when served on the Chief Executive Officer and one other Executive Officer.

CHAPTER V

The Audit Board

Clause 30 The Audit Board is a permanent body, and shall be made up of between 3 (three) and 5 (five) sitting members and an equal number of substitute members.

Sole sub-paragraph: In the event of impediment or absence of any member, or a vacancy, members of the Audit Board shall be replaced by their respective substitute members.

CHAPTER VI

Financial statements and allocation of net profit

Clause 31 The business year shall coincide with the calendar year, thus terminating on 31 December of each year, when the financial statements shall be prepared, together with which the management bodies shall submit to the General Meeting of Stockholders a proposal for

allocation of the net profit for the business year, adjusted in the terms of Section 202 of the Corporate Law, subject to deductions, in the following order, in accordance with law:

a) a minimum of 5% (five percent) for the Legal Reserve Fund, until it reaches 20% (twenty percent) of the registered capital;

b) the amounts which must by law be allocated to Contingency Reserves;

c) the amount necessary for the payment of a dividend which, in each business year, represents 25% (twenty-five per cent) of the annual net profit adjusted in accordance with Section 202 of the Corporate Law. Dividends shall be declared with full observance of the rights, preferences, advantages and priorities of the existing shares, in accordance with law and with these Bylaws and, as the case may be, with resolutions of the General Meeting of Stockholders.

d) Any balance shall be allocated in such a way as the Executive Officers propose and the Board of Directors recommends, and the General Meeting of Stockholders approves, and up to 90% (ninety percent) may be allocated to the Capital Increase Reserve, for the purpose of ensuring adequate operational conditions. This reserve may not exceed 80% (eighty percent) of the registered capital. The remainder shall be allocated to the Special Reserve Under the Bylaws for the purpose of ensuring continuity of semi-annual distribution of dividends, until such reserve reaches 20% (twenty percent) of the registered capital.

§ One - As provided for in Section 197 of the Corporate Law and its sub-paragraphs, in any business year in which the amount of obligatory dividend, calculated in accordance with these Bylaws or with Section 202 of that law, exceeds the realized portion of the net profit for the business year, the General Meeting of Stockholders may, on a proposal by the management bodies, allocate the difference to constitution of a Future Earnings Reserve.

§ Two - Under Section 199 of the Corporate Law, the balance of profit reserves, other than the reserves for contingencies and future earnings, may not exceed the registered capital. When this limit is reached the General Meeting of Stockholders shall decide on the application of the excess amount, either for paying-in or for increase of the registered capital, or in distribution of dividends.

§ Three - The General Meeting of Stockholders may allocate a participation in the profits to the members of the Board of Directors and the Executive Officers, in the circumstances and within the form and limits allowed by law.

Clause 32 On a proposal by the Executive Officers, approved by the Board of Directors, the Company may pay remuneration to the stockholders, as interest on their equity, up to the limit established by Section 9 of Law 9249 of 26 Dec 1995; and in accordance with sub-paragraph 7 of that Section any amounts thus disbursed may be deemed part of the obligatory dividend provided for by law and by these Bylaws.

Clause 33 Interim financial statements shall be prepared on the last day of June of each year, and the Executive Officers may:

a) declare a semi-annual dividend, on account of the annual dividend;
b) raise interim financial statements and declare dividends for shorter periods, on account of the annual dividend, as long as the total of the dividends paid in each half of the business year does not exceed the amount of the capital reserves;
c) declare interim dividends on account of retained earnings or on account of profit reserves existing in the previous annual or half-yearly financial statements, on account of the annual dividend.

Clause 34 The annual financial statements shall, obligatorily, be audited by external auditors registered with the CVM (*Comissão de Valores Mobiliários*). Such auditors shall be chosen and/or dismissed by the Board of Directors, subject, as the case may be, to the terms of Paragraph 2 of Section 142 of the Corporate Law.

CHAPTER VII

Liquidation

Clause 35 The Company shall go into liquidation in the circumstances provided for by law, and the General Meeting of Stockholders shall determine the manner of liquidation and appoint the liquidator who shall function during the period of liquidation.

Salvador, April 26, 2006.

Bernardo Szpigel
Chairman of the Meeting

Luiz Cesar Pizzotti
Secretary



SUZANO
PAPEL E CELULOSE

Suzano Papel e Celulose, jointly with VCP and Ripasa, announces agreement with Ripasa's minority shareholders

IR Team

Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Press Team

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

ISE Índice de Sustentabilidade Empresarial | SUZB5 NÍVEL 1 | Latibex | Associado Fundador IN

São Paulo, April 26, 2006: Suzano Papel e Celulose (Bovespa: **SUZB5**), one of Latin America's largest integrated producers of pulp and paper, announced today that Suzano, Votorantim Celulose e Papel S.A. ("VCP") and Ripasa S.A. Celulose e Papel ("Ripasa" and, together with VCP and Suzano, the "Companies"), pursuant to Paragraph 4 of Article 157 of Law 6.404/76 and CVM Instruction 358/2002, had the following communication for their shareholders and the market::

1. On July 20, 2005, VCP and Suzano published a material fact detailing the terms of the corporate restructuring to be implemented in Ripasa, which would allow that company's minority shareholders (around 1,300 shareholders) to migrate to VCP and Suzano in equal proportions ("Restructuring"). This Restructuring was examined by the CVM, who imposed no obstacles or restrictions on its realization.

2. However, the Restructuring was suspended due to a judicial decision, as communicated by the Companies at the time through publication of the pertinent material facts.

3. The Companies have been engaged in legal procedures in order to obtain a favorable outcome in the above-mentioned judicial proceedings. However, given the potentially lengthy period of time needed to reach such an outcome and the fact that the synergies generated by the acquisition of Ripasa are not being fully taken advantage of, the Companies, aiming to remove the judicial barriers and implement the Restructuring, entered into an agreement ("Agreement"), on this date, with a group of Ripasa's preferred shareholders, representing all the shareholders who questioned the operation.

4. The effectiveness of the Agreement and the implementation of the Restructuring are subject to verification of the terms of the Agreement, particularly: (a) the suspension and future discontinuance of the ongoing legal procedures relative to the Restructuring, and (b) the absence of any decision, judicial or administrative, that prevents or hinders the Restructuring, or renders it inadvisable.

5. Once the terms of the Agreement are implemented and the Restructuring is concluded, VCP and Suzano shall pay said group of shareholders the sum of R$ 1.0538 (one Real, five centavos and thirty-eight hundredths of a centavo) for each Ripasa preferred share in their possession on the date of registration, in the institution responsible for the booking of the shares, in the name of said shareholders, of the VCP and Suzano shares, in exchange for the irrevocable







renunciation on the part of said shareholders of any and all rights relative to the Restructuring and the acquisition of Ripasa. The amount mentioned above shall be adjusted in line with the CDI (Interbank Certificate of Deposit) between the date of the General Shareholders' Meeting and the date of the payment, which shall take place when the shares are transferred.

6. In order to ensure equal treatment for all Ripasa's minority shareholders, the payment per share referred to in the previous item shall be extended to Ripasa's other minority shareholders who, under conditions and timeframes to be revealed in due course, shall sign an Instrument of Consent to the Agreement. These shareholders shall also receive VCP and Suzano shares.

7. New measures regarding the Restructuring will be disclosed in due course and shall observe the same terms and conditions of the material fact and protocol of July 20, 2005.

8. The conclusion of the Agreement is the result of constructive dialog with Ripasa's minority shareholders based on the mutual aim of creating value for all those concerned. VCP and Suzano share the view that the Agreement represents an important contribution to the development of Brazil's capital market.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820,000 tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A. Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the effectiveness of the agreement, the migration of the shareholders, the conclusion of the restructuring, changes in future demand for the Company's products, changes in the factors that affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

82-3550

REPORT

Unconsolidated and Consolidated Quarterly Financial Information

Suzano Bahia Sul Papel e Celulose S.A.

March 31, 2006

Ernst & Young

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

March 31, 2006

Contents

ERNST & YOUNG

Condomínio São Luiz
Av. Pres. Juscelino Kubitscheck, 1830
8º Andar - Itaim Bibi
04543-900 - São Paulo, SP, Brasil

Tel.: (5511) 2112-5200
Fax: (5511) 2112-5780
www.ey.com.br

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Suzano Bahia Sul Papel e Celulose S.A.

1. We have performed a special review of the accompanying Quarterly Financial Information of Suzano Bahia Sul Papel e Celulose S.A. and Suzano Bahia Sul Papel e Celulose S.A. and subsidiaries for the quarter ended March 31, 2006, including the balance sheets, statements of income, report on the Company's performance consolidated and other Company and subsidiaries' (" the Company") relevant information, in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Board of Accountancy (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company's accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or could have significant effects on the Company's operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil applicable to the preparation of Quarterly Financial Information, together with specific regulations established by the Brazilian Securities and Exchange Commission (CVM).

EY ERNST & YOUNG

4. Our review was carried out to enable us to issue a report on the special review of the Quarterly Financial Information referred to in the first paragraph, taken as a whole. The statements of changes in financial position and of cash flows for the quarter ended March 31, 2006, prepared in accordance with the accounting practices adopted in Brazil, which are presented to provide supplementary information about the Company and its subsidiaries are not required as an integral part of the Quarterly Financial Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review, we are not aware of any material modification that should be made to these supplementary statements for them to be fairly disclosed, in all material respects, with regard to the Quarterly Financial Information for the quarter ended March 31, 2006, taken as a whole.

Salvador, April 17, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6-F-BA

Idésio S. Coelho Jr.
Accountant CRC-1SP163904/O-0-S-BA

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

BALANCE SHEETS
March 31, 2006 and December 31, 2005
(In thousands of reais)

	Parent Company		Consolidated	
	March 31, 2006	**December 31, 2005**	**March 31, 2006**	**December 31, 2005**
	(Unaudited)		**(Unaudited)**	
Assets				
Current assets:				
Cash and marketable securities	515,092	541,306	1,007,062	1,081,878
Trade accounts receivable	829,248	950,072	630,075	695,218
Inventories	388,281	368,602	480,783	463,068
Recoverable taxes	54,398	87,934	61,926	95,464
Deferred income and social contribution taxes	39,700	52,366	46,662	58,257
Other accounts receivable	19,727	16,167	22,398	18,923
Prepaid expenses	1,458	4,451	1,868	4,558
Total current assets	1,847,904	2,020,898	2,250,774	2,417,366
Noncurrent assets:				
Marketable securities	21,934	-	21,934	-
Due from related parties	14,905	1,524	19	19
Deferred income and social contribution taxes	107,038	111,575	137,654	140,505
Judicial deposits	30,484	30,748	42,215	42,471
Recoverable taxes	14,849	16,444	21,004	22,538
Advances to suppliers	122,709	116,367	122,709	116,367
Other accounts receivable	21,794	21,973	28,790	26,389
Total noncurrent assets	333,713	298,631	374,325	348,289
Permanent assets:				
Investments	1,077,977	1,091,708	471,920	484,978
Property, plant and equipment	3,838,315	3,587,811	4,344,402	4,085,334
Deferred charges	939	1,022	3,385	3,728
Total permanent assets	4,917,231	4,680,541	4,819,707	4,574,040
Total assets	7,098,848	7,000,070	7,444,806	7,339,695

	Parent Company		Consolidated	
	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
	(Unaudited)		(Unaudited)	
Liabilities and shareholders' equity				
Current liabilities:				
Trade accounts payable	**108,988**	130,425	**133,094**	158,593
Loans and financing	**865,655**	942,109	**904,645**	982,020
Debentures	**38,981**	27,793	**38,981**	27,793
Taxes payable other than on income	**14,778**	14,221	**19,323**	18,894
Payroll and taxes payable	**38,142**	47,415	**43,749**	53,693
Accounts payable	**67,021**	62,531	**78,901**	73,276
Payable to related parties	**758**	764	**533**	504
Dividends and interest on shareholders' equity	**417**	119,265	**720**	119,265
Income and social contribution taxes	**-**	-	**1,823**	2,509
Deferred income and social contribution taxes	**-**	-	**2,633**	1,382
Total current liabilities	**1,134,740**	1,344,523	**1,224,402**	1,437,929
Noncurrent liabilities:				
Loans and financing	**2,030,718**	1,873,534	**2,248,050**	2,082,559
Debentures	**457,956**	464,421	**457,956**	464,421
Accounts payable	**10,142**	11,580	**10,142**	11,580
Deferred income and social contribution taxes	**15,924**	15,064	**25,715**	23,277
Provision for contingencies and actuarial liabilities	**177,973**	171,380	**216,856**	210,432
Total non current liabilities	**2,692,713**	2,535,979	**2,958,719**	2,792,269
Shareholders' equity:				
Capital	**1,479,990**	1,479,990	**1,479,990**	1,479,990
Capital reserves	**378,832**	378,832	**378,832**	378,832
Treasury shares	**(15,080)**	(15,080)	**(15,080)**	(15,080)
Income reserves	**1,275,826**	1,275,826	**1,265,755**	1,265,755
Retained earnings	**151,827**	-	**152,188**	-
Total shareholders' equity	**3,271,395**	3,119,568	**3,261,685**	3,109,497
Total liabilities and shareholders' equity	**7,098,848**	7,000,070	**7,444,806**	7,339,695

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

STATEMENTS OF INCOME
Three months period ended March 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated	
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)	
Gross sales	669,983	652,721	763,005	660,250
Sales deductions	(90,675)	(79,929)	(106,882)	(79,929)
Net sales	579,308	572,792	656,123	580,321
Cost of goods sold	(338,043)	(310,624)	(421,052)	(344,982)
Gross profit	241,265	262,168	235,071	235,339
Operating income (expense)				
Selling expenses	(57,045)	(60,620)	(36,941)	(31,909)
General and administrative expenses	(45,591)	(45,581)	(52,824)	(50,132)
Financial expenses	95,718	(68,050)	85,092	(72,107)
Financial income	(20,071)	30,083	(16,756)	34,614
Equity pickup in subsidiaries and affiliates	(13,424)	(1,872)	(23)	(154)
Amortization of goodwill	-	-	(12,561)	-
Other operating income, net	1,564	1,811	3,089	4,256
Operating income	202,416	117,939	204,147	119,907
Nonoperating income, net	4,573	8,951	4,928	9,829
Income before income and social contribution taxes	206,989	126,890	209,075	129,736
Income and social contribution taxes	(55,162)	(37,334)	(56,887)	(38,753)
Net income for the period	151,827	89,556	152,188	90,983
Net earnings per share - in reais	0.53444	0.31543	0.53571	0.32045
Number of outstanding shares at the end of the periods (in thousands)	284,088	283,919	284,088	283,919

See accompanying notes.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
(In thousands of reais)
(Unaudited)

1. Operations

The core business of Suzano Bahia Sul Papel e Celulose S.A. (hereinafter referred to as the Company or Suzano or Suzano Papel e Celulose) and its subsidiaries, with headquarter in Salvador (Bahia State) and operating production units in Bahia State and São Paulo State, consists in manufacturing and trading, domestically and abroad, short-fiber pulp eucalyptus and paper, in addition to the formation and exploitation of eucalyptus forests for own use and sale to third parties.

The trading of the products abroad is made through wholly-owned subsidiaries located abroad. Subsidiaries abroad do not have industrial plants.

2. Presentation of the Quarterly Financial Information

The quarterly financial information was prepared in accordance with the accounting practices derived from Brazilian Corporation Law and regulations established by the Brazilian Securities and Exchange Commission - CVM.

Summary of principal accounting practices

a) Statement of income: Revenues and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when all risks and rewards of ownership have been transferred to the buyer. No revenue is recognized if there are significant uncertainties regarding its realization.

b) Accounting estimates: Accounting estimates were based on objective and subjective aspects, considering Management's opinion of the appropriate amount to be recorded in the quarterly financial information. Significant items subject to these estimates include: the definition of useful lives of property, plant and equipment; allowance for doubtful accounts; inventory losses; valuation allowance for investments; deferred income and social contribution taxes; provision for contingencies and actuarial liabilities and valuation of derivative financial instruments. Actual results may significantly differ from these estimates due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

c) Foreign currency: Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet dates. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries and affiliates were translated into reais at the foreign exchange rate in force at the balance sheet dates and the results of operations were translated at the average exchange rate for the periods.

2. **Presentation of the Quarterly Financial Information** (Continued)

Summary of principal accounting practices (Continued)

d) Derivative financial instruments: Derivative financial instruments, such as swaps, are recorded initially at cost and subsequently revalued according to the contractual terms, to reflect amounts accrued to the balance sheet dates. Derivative financial instruments aim to minimize the risks involved in loans and financing denominated in foreign currency. According to its Treasury department's policy, the Company does not hold or issue derivative financial instruments for non hedge purposes.

e) Marketable securities: These are recorded at cost, plus income accrued to the balance sheet dates, not exceeding market value. For purposes of this quarterly financial information, short-term investments are classified under cash and marketable securities.

f) Allowance for doubtful accounts: This is established at an amount considered sufficient by Management to cover any possible losses on the collection of accounts receivable.

g) Inventories: Inventories are stated at their average acquisition or production cost, not exceeding market value.

h) Investments: Investments in subsidiaries and affiliates are valued under the equity method. Other investments are stated at acquisition cost, net of a valuation allowance, where applicable.

i) Property, plant and equipment: These are recorded at the acquisition, development or construction cost, including interest and other financial charges directly related to the project or construction, restated by inflation rates until December 31, 1995. Depreciation is calculated using the straight-line method based on the depreciation rates mentioned in Note 10, considering the estimated useful lives of the assets. Timber resources include acquisition, development and maintenance costs. Depletion is calculated in accordance with the harvests, based on the average cost of the harvested area.

j) Deferred charges: These are recorded at purchase and development cost, less amortization, which is calculated by using the straight-line method over a maximum period of five years.

k) Rights and obligations: These are restated based on exchange rates or indices and interest rates specified in the contracts in force, to reflect amounts receivable and payable at the balance sheet dates.

(In thousands of reais)

2. Presentation of the Quarterly Financial Information (Continued)

Summary of principal accounting practices (Continued)

l) Provisions: These are recognized in the balance sheets whenever the Company has a legal or acquired obligation as a result of a past event, and it is probable that an outflow of economic benefits is required to settle the obligation. Provisions are recorded considering the best estimates for the risk of each specific liability.

m) Non-cumulative PIS/COFINS: Tax debits arising from the sale of products are presented as sales deductions in the statement of income. Tax credits deriving from: (i) purchase of raw materials; (ii) services and other materials to be used in production; (iii) initial inventory balances; (iv) and depreciation costs, as established by Laws No. 10,637/02 and No. 10,833/03, are presented in the statement of income as a reduction of cost of goods sold. Tax debits and credits referring respectively to financial income and expenses are deducted from these items in the statement of income, in the periods which such taxation was applicable.

n) Income and social contribution taxes: Income and social contribution taxes on net income for the periods comprise current and deferred taxes.

Current tax is calculated on taxable income for the periods, by using tax rates in force at the balance sheet dates. Current tax rates are as follows: (i) income tax is computed at the rate of 25% of adjusted net income (15% of taxable income, plus a 10% surtax); and (ii) social contribution tax is computed at the rate of 9% of adjusted net income.

The deferred tax asset resulting from income and social contribution taxes losses carryforward and temporary differences was determined in accordance with CVM Instruction No. 371/02.

o) Statements of cash flows and changes in financial position: The statements of cash flows, prepared in accordance with NPC 20 – Statement of Cash Flows, issued by the Brazilian Institute of Independent Auditors – IBRACON, and the statements of changes in financial position, are presented as supplementary information.

3. Consolidated Quarterly Financial Information

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in the previous year.

3. Consolidated Quarterly Financial Information (Continued)

The consolidated quarterly information includes the quarterly financial information of Suzano Bahia Sul Papel e Celulose S.A. and the following direct and indirect subsidiaries: Suzano America Inc, Suzano Trading Ltd., Suzano Europe S.A., Bahia Sul Holdings GmbH, Suzanopar Investimentos Ltd, Comercial e Agrícola Paineiras Ltda. (Paineiras), Nemo International, Sun Paper and Board Limited, Stenfar S.A. - Ind.Com.Imp. y Exp (Stenfar), Ripasa Participações S.A. (Ripar) and Ripasa S.A. Celulose e Papel (Ripasa).

Due to the acquisition of interest in Ripasa as of March 31, 2005 (see Note 9), the quarterly information of such company started to be proportionally consolidated from that date. The proportional consolidation is justified under the shareholders' agreement entered into with Votorantim Celulose e Papel (VCP), which meets the requirements established by CVM Instruction No. 247/96. Therefore, comparison of consolidated quarterly information must take into consideration this proportional consolidation. As supplementary information, the Company is presenting the statements of Ripasa's proportional consolidation, including the balance sheet and the statements of income of Suzano Papel e Celulose before this proportional consolidation.

In February 2006, a new direct subsidiary was formed abroad, denominated Suzano Europe S.A.

The financial period of the subsidiaries included in the consolidated quarterly financial information is the same as that of the parent company.

Description of the main consolidation procedures

a) Elimination of intercompany asset and liability account balances;
b) Elimination of investment in the subsidiaries' capital, reserves and retained earnings;
c) Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;
d) Elimination of tax charges due on unearned income, shown as deferred taxes in the consolidated balance sheets.

(In thousands of reais)

3. Consolidated Quarterly Financial Information (Continued)

Reconciliation of net income for the periods and shareholders' equity between consolidated and Parent Company

	Mar/2006		Mar/2005	
	Net income	Shareholders' equity	Net income	Shareholders' equity
Parent Company	151,827	3,271,395	89,556	2,849,593
Elimination of realized (unrealized) income recorded by the parent company in transactions with subsidiaries	90	(12,053)	2,161	(18,708)
Income and social contribution taxes on the elimination above	(31)	4,100	(734)	6,359
Sale of other assets from the parent company to subsidiaries	-	(1,757)	-	-
Others	302	-	-	-
Consolidated	152,188	3,261,685	90,983	2,837,244

4. Cash and Marketable Securities

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Cash and banks	57,834	10,336	224,282	174,650
Marketable securities	479,192	530,970	804,714	907,228
	537,026	541,306	1,028,996	1,081,878
Less current assets	515,092	541,306	1,007,062	1,081,878
Noncurrent assets	21,934	-	21,934	-

Marketable securities refer substantially to bank deposit certificates remunerated at rates that vary from 99.0% to 103.0% of the Brazilian Interbank Deposit Certificate (CDI) rate and foreign marketable securities, at an average rate of 4.50% per annum plus exchange variation of the US dollar rate.

(In thousands of reais)

5. Trade Accounts Receivable

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Domestic receivables	396,478	431,780	451,317	501,973
Foreign receivables				
Subsidiaries	433,621	520,474	-	-
Third parties	9,033	9,878	193,926	210,804
Discounted export receivables	(362)	(390)	(362)	(390)
Allowance for doubtful accounts	(9,522)	(11,670)	(14,806)	(17,169)
	829,248	950,072	630,075	695,218

The Parent Company had, at March 31, 2006, outstanding vendor operations with its customers in the amount of R$39,243 (R$44,053 in December 31, 2005), in which the Company acts as an intervening guarantor. At March 31, 2006 this amount is R$57,697 in the consolidated (R$61,402 in December 31, 2005).

6. Inventories

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Finished goods				
Pulp				
In Brazil	30,234	17,811	30,616	18,570
Abroad	-	-	15,716	12,497
Paper				
In Brazil	118,399	113,274	130,735	127,366
Abroad	-	-	39,735	43,109
Work in process	19,993	18,949	22,857	21,516
Raw materials	85,519	86,505	93,838	92,985
Maintenance and other materials	138,020	135,947	151,604	150,909
Provision for inventories losses	(3,884)	(3,884)	(4,318)	(3,884)
	388,281	368,602	480,783	463,068

(In thousands of reais)

7. Recoverable Taxes

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Recoverable social contribution tax	4,314	18,932	4,867	19,482
Recoverable income tax	27,436	46,575	28,428	47,545
Recoverable PIS/COFINS	3,961	3,242	4,908	4,418
Value added tax (ICMS) on acquisition of property, plant and equipment	31,786	33,609	42,659	43,268
Others	1,750	2,020	2,068	3,289
	69,247	104,378	82,930	118,002
Less current assets	54,398	87,934	61,926	95,464
Noncurrent assets	14,849	16,444	21,004	22,538

8. Income and Social Contribution Taxes

Deferred income and social contribution taxes

The deferred income and social contribution taxes are recognized to reflect future tax effects attributable to temporary differences between the tax bases for assets and liabilities and their book values, and on income and social contribution tax losses carryforward.

The recorded deferred income and social contribution taxes derive from:

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Assets				
Income tax loss carryforward	-	10,356	-	12,611
Social contribution tax loss carryforward	-	402	-	402
Temporary differences:				
- On provisions	62,515	62,481	83,012	82,236
- On goodwill amortization	84,223	90,702	101,304	103,513
	146,738	163,941	184,316	198,762
Less current assets	39,700	52,366	46,662	58,257
Noncurrent assets	107,038	111,575	137,654	140,505

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Deferred income and social contribution taxes (Continued)

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Liabilities				
Accelerated depreciation	**15,924**	15,064	**16,790**	16,106
Deferred exchange variation	-	-	**9,240**	6,433
Temporary exclusions	-	-	**2,318**	2,120
	15,924	15,064	**28,348**	24,659
Less current liabilities	-	-	**2,633**	1,382
Noncurrent liabilities	**15,924**	15,064	**25,715**	23,277

The taxes losses carryforward are composed as follows:

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Income tax losses carryforward	-	41,422	-	47,902
Social contribution tax losses carryforward	-	4,470	-	4,470

In accordance with CVM Instruction No. 371/02, and based on expected future taxable income, as determined in a technical study approved by the Board of Directors, the Company recognized tax credits on income and social contribution taxes losses carryforward and temporary differences, which have no statutory limitation in time. The carrying value of the deferred tax asset is reviewed annually by the Company and the related adjustments have not been significant in relation to management's initial estimate. The technical study considers the income tax reduction incentive of 75% on profits from tax incentive activities of the Mucuri plant (former Bahia Sul).

Based on this technical analysis of future taxable income, the Company expects to recover these tax credits in the following years:

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
2006	**39,700**	52,366	**46,662**	58,257
2007	**31,575**	31,576	**34,473**	35,450
2008	**49,281**	51,353	**51,380**	51,724
2009 to 2014	**26,182**	28,646	**51,801**	53,331
	146,738	163,941	184,316	198,762

The expected recoverability of the tax credits is based on the projections of future taxable income, taking into consideration various business and financial assumptions on the balance sheet dates. Accordingly, these estimates may differ from the effective taxable income in the future due to the underlying uncertainties involved.

(In thousands of reais)

8. Income and Social Contribution Taxes (Continued)

Income Tax - Reduction of 75% ADENE – Mucuri Plant

The Company obtained from ADENE (former SUDENE), for the Mucuri plant, a tax incentive reduction of 75% in the income tax until 2011 for pulp and 2012 for paper. Such tax incentive, calculated based on exploration profit, is proportional to Mucuri plant net sales revenues.

This income tax reduction from this tax benefit is not recorded as expense in the statement of income. However, at the end of each financial year, after net income has been determined, the reduction obtained for the year is allocated to capital reserve as a partial destination of the net income determined, in accordance with the legal provision establishing that such tax benefit is not to be distributed. Tax savings on March 31, 2006 amounted to R$ 9,956 (R$8,209 in March 31, 2005).

Reconciliation between income and social contribution tax expenses

The reconciliation between the tax expense as calculated by the combined statutory rates and the income and social contribution tax expenses charged to statements of income is presented as follows:

	Parent Company		Consolidated	
	Three Months Ended March 31,			
	2006	2005	2006	2005
Income before income and social contribution taxes	206,989	126,890	209,075	129,736
Reversal of equity pickup	13,424	1,872	23	154
Income after reversal of equity pickup	220,413	128,762	209,098	129,890
Income and social contribution taxes calculated at the combined tax rate of 34%	(74,940)	(43,779)	(71,093)	(44,163)
Analysis of the effective income and social contribution tax rates:				
Profits from foreign subsidiaries	(1,339)	-	-	-
Exchange variation on investments abroad	-	-	(6,453)	(736)
Accrual of the effect, on such taxes, of interest on shareholders' equity to be distributed in the future, within the year	11,220	-	11,220	-
Tax incentives – ADENE	9,956	8,209	9,956	8,209
Others	(59)	(1,764)	(517)	(2,063)
Income and social contribution taxes	(55,162)	(37,334)	(56,887)	(38,753)
Effective tax rate	*25.0%*	*29.0%*	*27.2%*	*29.8%*

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

9. Investments

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Investments in subsidiaries and affiliates	1,059,160	1,072,404	903	915
Goodwill on acquisition of Ripasa	-	-	452,127	464,686
Other investments	23,647	26,026	23,720	26,099
Provision for losses	(4,830)	(6,722)	(4,830)	(6,722)
	1,077,977	1,091,708	471,920	484,978

Details of investments

	March 31, 2006						
	Data from subsidiary / affiliate			Equity pick up		Investments	
	Shareholders' equity	Net income (loss)	Interest	Mar/2006	Mar/2005	Mar/2006	Dec/2005
Parent Company							
Ripasa Participações S.A.	1,472,262	822	50.0%	822	-	736,131	735,310
Suzanopar Investimentos Ltd.	120,961	997	100.0%	(8,296)	323	120,961	129,257
Nemo International	18,334	617	100.0%	(756)	336	18,334	19,090
Comercial e Agrícola Paineiras Ltda.	103,796	(1,435)	100.0%	(1,435)	(1,891)	103,796	105,232
Stenfar S.A., Ind. Com. Imp. Y Exp.	11,431	394	15.7%	(195)	-	1,795	1,989
Suzano Trading Ltd.	70,942	2,344	100.0%	(3,169)	(558)	70,742	73,911
Suzano America, Inc.	10,034	76	64.5%	(337)	71	6,472	6,809
Bahia Sul Holdings GmbH	8	(11)	100.0%	(54)	1	8	62
Suzano Europe S.A.	181	-	100.0%	-	-	181	-
Pakprint S.A.	3,699	(732)	20.0%	(4)	(154)	740	744
Total investments in subsidiaries and affiliates				(13,424)	(1,872)	1,059,160	1,072,404
Other investments net of valuation allowance				-	-	18,817	19,304
Total investments				(13,424)	(1,872)	1,077,977	1,091,708
Consolidated							
Goodwill determined on the acquisition of Ripasa						452,127	464,686
Pakprint S.A.	3,699	(732)	20%	(23)	(154)	903	915
Other investments/net of valuation allowance						18,890	19,377
Total investments						471,920	484,978

(In thousands of reais)

9. Investments (Continued)

Acquisition of Ripasa

At March 31, 2005 the Company, together with VCP, acquired shareholding control, consisting of ordinary and preferred shares of Ripasa held either directly or indirectly by its controlling shareholders.

The acquisition of the controlling interest of Ripasa was made on equal terms by the Company and VCP through Ripasa Participações S.A. (Ripar), in which each of them holds interest of 50%, as shown below:

i. 129,676,966 common shares and 41,050,819 preferred shares of Ripasa were acquired and paid at March 31, 2005, representing 77.59% of voting capital and 46.06% of total capital, and
ii. 37,449,084 common shares and 12,388,719 preferred shares of Ripasa may be acquired through a call and put options that may be exercised within six years from the acquisition date, representing 22.41% of voting capital and 13.45% of total capital.

The transaction amount, including purchase made at March 31 and the option amounts, is equivalent in reais to US$709.46 million at the transaction date.

The price paid for the acquisition of shares referred to in item i was US$549.2 million (equivalent to R$1,484,200), each of the acquiring parties being in charge of half of such amount.

9. **Investments** (Continued)

Acquisition of Ripasa (Continued)

The price to be paid by the acquiring parties for the shares referred to in item ii above will amount to US$160.3 million at the option contract date, when the liability was converted into reais, and will be monetarily restated by the SELIC rate up to the date of the effective exercise of the option. This amount reached R$ 515.9 million at March 31, 2006.

On July 20, 2005, the Boards of Directors of Suzano, Ripasa and VCP and the Executive Board of Ripar approved a corporate restructuring through which Ripasa non-controlling shareholders are allowed to migrate to Suzano and VCP capital in equal parts.

Approved corporate restructuring comprises: (i) the absorption of Ripasa shares by Ripar and (ii) total spin-off of Ripar, with the transfer of its net assets to Suzano and VCP, in equal parts. Restructuring would be submitted to the approval of general shareholders' meetings of the companies involved. By the end of the restructuring process, Ripasa non-controlling shareholders would become shareholders of Suzano and VCP.

Granting the request of some Ripasa's minority shareholders, the Judge of the 19th Civil Court of São Paulo, based on a writ of prevention, suspended the holding said general shareholders' meetings. This suspension is currently being contested by the companies involved.

The Company has amortized the goodwill on Ripasa acquisition, based on future profitability, considering a ten-year period. The Company will maintain such amortization period until the corporate restructuring process has been concluded, and, after that, will review income projections since cost savings and operating gains of such restructuring shall bring positive impacts on Ripasa future profitability.

(In thousands of reais)

10. Property, Plant and Equipment

Parent Company

	Average annual depreciation rate	Mar/2006 Cost	Mar/2006 Depreciation	Mar/2006 Net	Dec/2005 Net
Buildings	3.37%	643,632	(277,928)	365,704	363,765
Machinery and equipment	4.47%	3,649,847	(1,578,888)	2,070,959	2,065,011
Other depreciable assets	17.17%	179,519	(122,264)	57,255	57,714
Land and farms	-	396,563	-	396,563	393,063
Timber resources	-	513,791	-	513,791	502,518
Construction in progress	-	434,043	-	434,043	205,740
		5,817,395	(1,979,080)	3,838,315	3,587,811

Consolidated

	Average annual depreciation rate	Mar/2006 Cost	Mar/2006 Depreciation	Mar/2006 Net	Dec/2005 Net
Buildings	3.37%	718,148	(307,559)	410,589	408,955
Machinery and equipment	4.47%	4,064,659	(1,847,518)	2,217,141	2,217,744
Other depreciable assets	17.17%	209,493	(132,795)	76,698	82,263
Land and farms	-	456,041	-	456,041	452,541
Timber resources	-	555,763	-	555,763	543,514
Construction in progress	-	628,170	-	628,170	380,317
		6,632,274	(2,287,872)	4,344,402	4,085,334

At March 31, 2006, construction in progress consisted mainly of the Expansion Project for the Mucuri Plant – R$ 384,602 (R$ 122,991 on December 31, 2005), the Capim Branco Project – R$167,017 (R$ 148,410 on December 31, 2005) and replacement of industrial equipment and facilities and improvement projects.

(In thousands of reais)

11. Financing and Loans

	Index	Average annual interest rate	Parent Company Mar/2006	Parent Company Dec/2005	Consolidated Mar/2006	Consolidated Dec/2005
To acquire property, plant and equipment:						
BNDES – Finem	TJLP	(1) (2) 9.38%	676,497	478,196	759,261	546,820
BNDES – Finem	Basket of currencies	(2) 9.22%	147,945	113,709	147,945	113,709
BNDES – Finame	TJLP	(1) (2) 9.94%	33,889	36,683	34,029	36,683
BNDES – Automatic	TJLP	(1) (2) 8.48%	2,134	2,657	45,455	49,179
FNE – BNB	Fixed rate	(2) 11.90%	52,397	-	52,397	-
FINEP	TJLP	6.00%	7,291	7,200	7,291	7,200
Rural credit	TJLP	8.75%	4,159	4,074	6,462	4,074
For working capital:						
Export financing	US$	5.39%	1,901,456	2,092,711	2,013,675	2,209,403
Foreign onlending	US$	8.66%	17,579	23,422	17,579	23,422
Imports financing	US$	4.12%	53,026	56,991	68,601	73,919
Others	US$	4.50%	-	-	-	170
			2,896,373	2,815,643	3,152,695	3,064,579
Less current liabilities (includes interest payable)			865,655	942,109	904,645	982,020
Noncurrent liabilities			2,030,718	1,873,534	2,248,050	2,082,559
Long-term loans and financing mature as follows:						
2007			248,060	378,647	276,683	411,709
2008			441,668	466,318	499,830	517,706
2009			588,134	560,943	634,851	608,301
2010			358,612	340,734	386,347	368,342
2011 onwards			394,244	126,892	450,339	176,501
			2,030,718	1,873,534	2,248,050	2,082,559

(1) Capitalization agreement that corresponds to the amount in excess of 6% p.a. over the long-term interest rate (TJLP) published by the Brazilian Central Bank;

(2) Financing is secured, depending on the agreements, by: (i) mortgages of plant; (ii) rural properties and timberland; (iii) guarantees of the financed assets; (iv) sureties from shareholders and (v) bank guarantee.

(In thousands of reais)

12. Debentures

			Mar/2006			Dec/2005			
Issue	Series	Units	Current	Noncurrent	Current and Noncurrent	Current and Noncurrent	Index	Interest	Due date
3rd	1st	333,000	32,695	333,226	365,921	354,504	IGP-M	10%*	4/1/2014
3rd	2nd	167,000	6,286	124,730	131,016	137,710	USD	10.38%	4/1/2014
			38,981	457,956	496,937	492,214			

* The contractual interest rate was 8% p.a. The effective interest rate was adjusted considering premium and discount on the issue price.

On August 23, 2004 the Company completed a R$ 500,000 two series issue of debentures, the first series amounting to R$ 333,000 and the second one amounting to R$ 167,000, both falling due in a 10-year period, in a sole installment.

The first issue was offered locally and is indexed to IGP-M (consumer market price index) variation plus 8% p.a., and was priced on the basis of the concepts set forth in Brazilian Securities Commission (CVM) Instruction N° 404, by granting premium and discount on the issue price. Effective interest defined in this process was equal to 10% p.a. paid annually.

The second series, not traded on the market, was fully purchased by Banco Votorantim and is indexed to the foreign exchange variation of purchased U.S. dollar plus 10.38% p.a., paid semi-annually.

Debenture clauses require a determined level of indebtedness and leverage indicators based on the Company's consolidated financial statements. As of March 31, 2006, the Company had not defaulted on any covenants.

(In thousands of reais)

13. Transactions with Related Parties

Balances and transactions as of and for the quarter ended March 31, 2006

	Assets			Liabilities	Mar/2006
	Current		Noncurrent	Current	Revenues (expenses)
Consolidated companies					
SuzanoTrading Ltd	422,885		-	-	240,062
Comercial e Agrícola Paineiras Ltda.	-		13,500 (4)	225	(632)
Suzanopar Investimentos Ltd.	-		1,386 (2)	-	-
Ripasa S.A. Celulose e Papel	263		-	-	(2,347)
Stenfar S.A. Indl. Coml. Imp. Exp.	10,736		-	-	9,494
	433,884		14,886	225	246,577
Nonconsolidated companies					
Suzano Holding S.A.	-		-	-	(2,006)
IPLF Holding S.A.	-		-	533	-
SPP Agaprint Indl. e Coml. Ltda.	7,095	(1)	-	-	5,359
Central Distribuidora de Papéis Ltda.	10,985		-	-	11,830
Nova Mercante de Papéis Ltda.	21,123		-	-	16,659
Suzano Petroquímica Ltda.	-		19	-	-
Consolidated	39,203		19	533	31,842
Parent Company	473,087		14,905	758	278,419

Balances at December 31, 2005 and transactions in the income statement for the quarter ended March 31, 2005

	Assets			Liabilities	Mar/2005
	Current		Noncurrent	Current	Revenues (expenses)
Consolidated companies					
SuzanoTrading Ltd.	512,887		-	-	165,451
Comercial e Agrícola Paineiras Ltda.	-		12	251	(641)
Suzanopar Investimentos Ltd.	-		1,493 (2)	-	-
CSPC Overseas Ltd.	-		-	-	103,547
Ripasa S.A. Celulose e Papel	-		-	506	-
Stenfar S.A. Indl. Coml. Imp. Exp.	7,587		-	7	6,063
	520,474		1,505	764	274,420
Nonconsolidated companies					
Suzano Holding S.A.	-		-	36,809 (3)	(1,888)
IPLF Holding S.A.	-		-	504	-
SPP Agaprint Indl. e Coml. Ltda.	13,435	(1)	-	266	2,869
Central Distribuidora de Papéis Ltda.	10,331		-	-	6,545
Nova Mercante de Papéis Ltda.	16,377		-	-	6,599
Suzano Petroquímica Ltda.	-		19	-	-
Nemonorte Imóveis e Participações Ltda.	-		-	-	(86)
Consolidated	40,143		19	37,579	14,039
Parent Company	560,617		1,524	38,343	288,459

(1) With respect to such affiliate, the Company has outstanding "vendor" operations in the amount of R$6,041 (R$12,228 in December 31, 2005);
(2) Loan denominated in US dollars maturing on December 31, 2009.
(3) Interest on shareholders' equity payable.
(4) Advances for future capital increases.

(In thousands of reais)

13. Transactions with Related Parties (Continued)

The main assets and liabilities balances as of March 31, 2006, and the transactions that affected the statement of income for the quarter concerning related-party operations, were substantially realized under normal market conditions.

14. Provision for Contingencies and Actuarial Liabilities

	Parent Company		Consolidated	
	Mar/2006	Dec/2005	Mar/2006	Dec/2005
Taxes				
PIS/COFINS	71,007	66,423	87,083	82,380
PIS half-yearly computation	45,420	44,556	45,420	44,556
ICMS	11,970	11,970	14,685	14,755
Others	2,346	2,345	16,643	17,068
	130,743	125,294	163,831	158,759
Actuarial liabilities	21,026	21,026	24,907	24,699
Labor and civil	26,204	25,060	28,118	26,974
	177,973	171,380	216,856	210,432

These provisions are recognized to provide for probable losses in administrative and judicial suits relating to tax, civil and labor claims at amounts considered sufficient by management, in accordance with the assessment of its lawyers and legal advisors. Significant proceedings are commented below:

PIS/COFINS – A provision recognized for unpaid PIS and COFINS in view of the legal challenge regarding the tax calculation basis (charge over other income). The Company has judicial deposits in the amount of R$1,586.

(In thousands of reais)

14. Provision for Contingencies and Actuarial Liabilities (Continued)

PIS half-yearly computation - The Company filed a legal suit aiming at recovering the overpaid PIS contribution amounts, since the law that changed the criterion for determination of the referred contribution was considered unconstitutional by the higher court. Judgment in the trial court recognized the Company's right in relation to the contribution. Supported by preliminary court injunction, the Company offset such related credit amount against IPI and COFINS debits. A recent decision in intermediate court of appeals recognized that the offsetting could only be made against debits resulting from the current PIS itself. Such new decision is under discussion in the higher courts.

ICMS - Provisions related to tax delinquency notices currently being refuted or appealed against at an administrative level.

Income tax on profits from foreign subsidiaries – In September 2005, the Company received a tax assessment regarding the taxation on profits from foreign subsidiaries availability for remittance (Laws 9,249/95 and 9,532/97) and on the exchange variation included in equity pick-up of foreign investments (Brazilian IRS Regulatory Ruling No. 213/2002). Amounts assessed are R$51,226 and R$122,643, respectively. The Company's management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome is remote, and has not accrued a provision for such contingency.

The proportional amount of Ripasa's tax and labor contingencies and actuarial liabilities disclosed in the consolidated quarterly financial information ended in March 31, 2006 amounted to R$38,883 (R$ 39,052 at December 31, 2005).

Medical assistance to retired employees

In an agreement reached with the Workers' Union of Paper, Pulp and Wood Paste for Paper of the São Paulo State, the Company commits to permanently bear medical assistance costs to former employees who retired until June 30, 2003 and to their dependents until they are persons of full age, and to spouses, on a lifetime basis. The employees who retired after that date are entitled to medical assistance until June 30, 2006, and so are their dependents and spouses. At March 31, 2006 this group was made up of 3,149 members in use of the benefit (3,160 at December 31, 2005).

(In thousands of reais)

14. Provision for Contingencies and Actuarial Liabilities (Continued)

Medical assistance to retired employees (Continued)

The Company accrued the future obligation calculated by an independent actuary, amounted to R$ 19,812 at December 31, 2005. The actuary methods adopted comply with NPC N° 26/2000, issued by the Brazilian Institute of Independent Auditors (IBRACON), validated by CVM Resolution N° 371/2000. The economic and biometric assumptions used for calculation were as follows: discount rate of 8.0784% p.a., increase in medical costs of 2.0% p.a. and biometric general mortality table AT-83.

Management did not identify significant changes in assumptions that could impact actuarial liabilities at March 31, 2006.

15. Defined Contribution Private Pension Plan

In January 2005, Suzano Prev, a defined contribution private pension plan was established by the Company on behalf of its employees, to be administered by a financial institution engaged for such purpose. When setting up Suzano Prev, the Company agreed to match employees's contributions relating to prior years in consideration for their services to the Company prior to the plan setup (past service). Such disbursement will take place over the next years and will be individually calculated until each employee starts using the benefits of the plan. Until March 31, 2006, 77% of the employees had become members of the plan. The Company's contributions for the quarter ended March 31, 2006 amounted to R$ 1,450, and the employees' contributions amounted to R$ 1,140 (R$ 1,412 and R$ 717 at March 31, 2005, respectively).

(In thousands of reais)

16. Accounts Payable – Land and Forests

In 2002, the Company purchased from Companhia Vale do Rio Doce, jointly and on an equally shared basis with Aracruz Celulose S/A, assets comprising 40 thousand hectares of land and eucalyptus forests therein planted, in the region of São Mateus, Espírito Santo State, payable in installments due by the end of 2007. At March 31, 2006, the due amounts related to this acquisition, classified as current and noncurrent liabilities, amounted to R$7,912 and R$6,227, respectively (R$7,823 and R$6,182 at December, 31 2005).

In June 2004, the Company acquired from VCP eucalyptus wood payable up to December 2006. The restated amounts of such acquisition at March 31, 2006 was R$16,844 (R$16,633 at December 31, 2005). See Note 22.

In 2005, the Company acquired the farms São Miguel and São Bento from the companies Orban Agrícola and Nova Empreendimentos Imobiliários. At March 31, 2006, payables arising from these acquisitions, classified as current and noncurrent liabilities, amounted to R$7,644 and R$ 3,876 (R$7,644 and R$5,398 at December, 31 2005), respectively.

17. Financial Instruments

a) *Valuation*

The financial instruments included in the balance sheets, such as cash and banks, marketable securities, loans and financing, are stated at their contractual values, which approximate their fair values. To determine fair value, management used available and applicable valuation methodologies for each situation. Estimated market value do not mean that the assets and liabilities could be realized or settled in the amounts presented. The use of different market information and/or valuation methodologies may have a significant effect on the determination of market value.

(In thousands of reais)

17. Financial Instruments (Continued)

a) *Valuation* (Continued)

The estimated market value of financial instruments is set out below:

	Consolidated			
	Mar/2006		Dec/2005	
	Carrying amount	Fair Market value	Carrying amount	Fair Market value
Assets				
Cash and marketable securities	1,007,062	1,007,062	1,081,878	1,081,878
Noncurrent marketable securities	21,934	21,934	-	-
Liabilities				
Loans and financing	3,152,695	3,127,993	3,064,579	3,056,656
Debentures	496,937	496,937	492,214	492,214

The market value of cash and marketable securities, loans, financing and debentures, when applicable, was determined using available current interest rates for operations under similar conditions and remaining maturities.

b) *Credit risk*

The sales policies adopted by the Company and its subsidiaries comply with the credit policies established by management and attempt to minimize possible losses arising from delinquency in accounts receivable from customers. This objective is reached through a careful selection to client portfolio, which takes into consideration their payment capacity (credit analysis) and the diversification of sales (risk spread).

c) *Exchange and interest rate risk*

Income and expenses recorded by the Company are subject to significant variations, as part of its loans and financing and a portion of its debenture balance are linked to the foreign exchange rate fluctuation, particularly the US dollar.

In order to reduce certain effects of foreign exchange rate fluctuations, the Company has entered into operations involving derivatives. As of March 31, 2006, there was an open swap position from dollars to CDI in notional amounts of US$4.2 million (US$5.6 million at December 31, 2005).

(In thousands of reais)

17. Financial Instruments (Continued)

c) *Exchange and interest rate risk* (Continued)

In order to minimize interest rate risks, the Company performed swap operations, limiting the interest rates on certain foreign currency loans, with notional amounts up to the limit of US$31.0 million and contracting operations directly denominated in fixed rate, amounting to US$310.0 million.

Gains and losses arising from operations involving derivatives (closed and open positions) are recognized in the quarterly information.

18. Shareholders' Equity

Capital

The Company's subscribed and paid-in capital as of March 31, 2006 totals R$1,479,990,325.42, divided into 285,446,513 shares, with no par value, 102,374,458 of which are common and nominative, 181,531,176 are book-entry preferred class "A" shares and 1,540,879 are book-entry preferred class "B" shares. From the total preferred class "B" shares, 1,358,419 are held in treasury at March 31, 2006.

Preferred class "A" shares are intitled to dividends, at least, 10% higher than those paid on common shares. Preferred class "B" shares are ensured a priority dividend of 6% p.a. on its portion of the capital, or, at least, 10% higher than those paid to common shares. Preferred shares are non-voting shares, except when provided for in law.

19. Nonoperating Result

	Parent Company		Consolidated	
	Three month period ended March 31,			
	2006	2005	2006	2005
(Loss) Gain on other investments	1,852	(1,148)	1,852	(270)
Gain on sale of property, plant and equipment (1)	2,979	10,099	3,334	10,099
Loss on sale of investments	(258)	-	(258)	-
Nonoperating result	4,573	8,951	4,928	9,829

(1) Refers mainly to sale of "standing wood" to non-related companies. See Note 22.

(In thousands of reais)

20. Net Financial Result

	Parent Company		Consolidated	
	Three month period ended March 31,			
	2006	2005	2006	2005
Interest expenses	(54,983)	(47,886)	(59,063)	(50,644)
Monetary and exchange rate variation	158,655	(12,426)	153,062	(13,802)
Loss on swap transactions	(1,831)	(2,226)	(1,830)	(2,226)
Other financial expenses	(6,123)	(5,512)	(7,077)	(5,435)
Total financial expenses	95,718	(68,050)	85,092	(72,107)
Interest income	18,264	23,145	25,839	27,713
Monetary and exchange rate variation	(38,335)	6,938	(42,595)	6,901
Total financial income	(20,071)	30,083	(16,756)	34,614
Financial results, net	75,647	(37,967)	68,336	(37,493)

21. Statement of EBITDA (Not Reviewed)

	Parent Company		Consolidated	
	Three month period ended March 31,			
	2006	2005	2006	2005
Operating income	202,416	117,939	204,147	119,907
Financial expenses	(95,718)	68,050	(85,092)	72,107
Financial income	20,071	(30,083)	16,756	(34,614)
Equity pickup	13,424	1,872	23	154
Goodwill amortization	-	-	12,561	-
Depreciation, depletion and amortization	55,271	53,533	67,998	54,012
Earnings before income and social contribution taxes, interest, depreciation, depletion and amortization (EBITDA)	195,464	211,311	216,393	211,566

22. Commitments

The Company entered into a loan agreement with Aracruz Celulose S.A. with the objective of lending 1,900 thousand m3 of eucalyptus wood. The agreement establishes the return of the same volume of wood under similar operating conditions, between 2006 and 2008. As of March 31, 2006, the Company had recorded – as noncurrent assets the receivable related to the volume of wood already delivered to Aracruz Celulose S.A , in the amount of R$15,402 (the same amount in December 31, 2005).

(In thousands of reais)

22. **Commitments** (Continued)

The Company signed a contract for the purchase and sale of standing wood with VCP, whereby the Company sold 500 thousand m3 of eucalyptus wood, to be harvested by VCP until December 2005. On the other hand, the Company entered into an agreement with VCP whereby it purchased the same amount of eucalyptus wood, which will be harvested between June 2006 and December 2008.

In October 2005, the Mucuri Project was launched, aiming to expand pulp production by 1.0 million tons. As a result, several agreements related to equipment packages have already been negotiated. As of March 31, 2006 the total of commitments related to such agreements amounted to R$1.5 billion.

23. **Insurance (Not Reviewed)**

The Company is insured against operational and other risks to which its property, plant equipment and inventories are subject.

The insurance coverage is considered by the specialists advisors of the Company to be sufficient to cover eventual losses.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information

Statements of cash flows

	Parent Company		Consolidated	
	Three month period ended March 31,			
	2006	2005	2006	2005
Cash flows from operating activities				
Net income for the period	151,827	89,556	152,188	90,983
Adjustments to reconcile net income to cash provided by operating activities:				
Depreciation, depletion and amortization	55,271	53,533	67,998	54,012
Income on sale of property, plant and equipment	(4,573)	(8,519)	(4,499)	(8,950)
Equity pickup	13,424	1,872	23	154
Amortization of goodwill	-	-	12,561	-
Deferred income and social contribution taxes	18,063	19,523	18,130	20,326
Interest, foreign exchange and monetary variation, net	(159,480)	13,647	(131,708)	27,760
Provision for contingencies and actuarial liabilities	6,593	5,570	6,147	5,570
Changes in assets and liabilities, related to operations:				
Decrease (increase) in accounts receivable	120,824	183,501	65,388	20,342
Increase (decrease) in other current and noncurrent assets	(4,395)	(51,646)	8,292	(48,263)
(Decrease) increase in other current and noncurrent liabilities	(16,750)	(30,031)	(21,033)	(39,926)
Net cash provided by operating activities	180,804	277,006	173,487	122,008
Cash flows used in investing activities				
Noncurrent marketable securities	(21,934)	-	(21,934)	-
Increase in investments	-	(742,124)	-	(742,124)
Increase in property, plant and equipment	(309,711)	(53,634)	(336,178)	(69,466)
Decrease in permanent assets due to transfer to current and noncurrent assets	-	-	5,060	-
Proceeds generated by sale of permanent assets	8,899	12,637	9,423	12,637
Net cash used in investing activities	(322,746)	(783,121)	(343,629)	(798,953)
Cash flows provided by financing activities				
Payment of dividends and interest on shareholders' equity	(118,848)	(51,755)	(118,848)	(51,755)
Proceeds from financing and loans	421,498	684,634	446,960	690,618
Payment of financing and loans	(186,922)	(250,592)	(196,922)	(251,593)
Net cash provided by financing activities	115,728	382,287	131,190	387,270
Effects of exchange rate variation on cash and marketable securities	-	-	(35,864)	(687)
Net effect of Ripasa acquisition	-	-	-	23,454
Decrease in cash and marketable securities	(26,214)	(123,828)	(74,816)	(266,908)
Changes in cash and marketable securities				
At the beginning of the quarter	541,306	654,159	1,081,878	1,086,220
At the end of the quarter	515,092	530,331	1,007,062	819,312
Decrease in cash and marketable securities	(26,214)	(123,828)	(74,816)	(266,908)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information (Continued)

Statements of changes in financial position

	Parent Company		Consolidated	
	Three month period ended March 31,			
	2006	2005	2006	2005
Working capital provided by:				
Operations:				
Net income for the period	151,827	89,556	152,188	90,983
Items not affecting working capital:				
Depreciation, depletion and amortization	55,271	53,533	67,998	54,012
Net book value of permanent assets disposed of	4,326	4,118	4,924	4,118
Deferred income and social contribution taxes	5,397	14,214	5,285	14,214
Equity pickup in subsidiaries and affiliates	13,424	1,872	23	154
Amortization of goodwill	-	-	12,561	-
Provision for contingencies	6,593	5,570	6,147	5,570
Exchange and monetary variations and long-term interest, net	(109,368)	6,488	(118,888)	6,653
	127,470	175,351	130,238	175,704
Third parties:				
Long-term financings and loans	372,540	469,182	395,407	475,166
Decrease in noncurrent assets	-	-	948	-
Transfer from noncurrent to current assets	-	-	2,982	-
	372,540	469,182	399,337	475,166
Total working capital provided	500,010	644,533	529,575	650,870
Working capital used for:				
Permanent assets				
Increase in investments	-	742,124	-	742,124
Increase in property, plant and equipment	309,711	53,634	336,178	69,466
Noncurrent assets	39,726	15,538	27,548	1,666
Transfer from noncurrent to current liabilities	113,784	134,048	118,914	134,048
Total working capital used	463,221	945,344	482,640	947,304
Increase (decrease) in working capital	36,789	(300,811)	46,935	(296,434)
Effect on working capital due to Ripasa acquisition	-	-	-	34,079
Increase (decrease) in working capital after Ripasa acquisition effects	36,789	(300,811)	46,935	(262,355)
Increase (decrease) in working capital				
Current assets:				
At the beginning of the quarter	1,847,904	1,645,261	2,250,774	2,061,956
At the end of the quarter	2,020,898	1,921,812	2,417,366	2,207,035
	(172,994)	(276,551)	(166,592)	(145,079)
Current liabilities:				
At the beginning of the quarter	1,134,740	1,166,416	1,224,402	1,286,385
At the end of the quarter	1,344,523	1,142,156	1,437,929	1,169,109
	209,783	(24,260)	213,527	(117,276)
Increase (decrease) in working capital	36,789	(300,811)	46,935	(262,355)

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

NOTES TO THE QUARTERLY FINANCIAL INFORMATION (Continued)
(In thousands of reais)
(Unaudited)

Supplementary information (Continued)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at March 31, 2006

Assets	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Current assets						
Cash and marketable securities	224,947	51,805	955,257	1,007,062	-	1,007,062
Trade accounts receivable	271,311	62,483	567,853	630,336	(261)	630,075
Inventories	160,633	36,994	443,789	480,783	-	480,783
Recoverable taxes	25,447	5,860	55,644	61,504	422	61,926
Deferred income and social contribution taxes	11,029	2,540	44,122	46,662	-	46,662
Other accounts receivable	5,326	1,227	21,171	22,398	-	22,398
Prepaid expenses	1,079	248	1,620	1,868	-	1,868
Total current assets	699,772	161,157	2,089,456	2,250,613	161	2,250,774
Noncurrent assets						
Marketable securities	-	-	21,934	21,934	-	21,934
Due from related parties	14,095	3,246	19	3,265	(3,246)	19
Deferred income and social contribution taxes	58,772	13,535	107,038	120,573	17,081	137,654
Judicial deposits	50,939	11,731	30,484	42,215	-	42,215
Recoverable taxes	26,711	6,152	14,852	21,004	-	21,004
Advances to suppliers	-	-	122,709	122,709	-	122,709
Other accounts receivable	6,559	1,511	24,033	25,544	3,246	28,790
Total noncurrent assets	157,076	36,175	321,069	357,244	17,081	374,325
Permanent assets						
Investments	733	169	755,756	755,925	(284,005)	471,920
Property, plant and equipment	1,411,104	324,977	4,019,425	4,344,402	-	4,344,402
Deferred charges	10,371	2,388	997	3,385	-	3,385
Total permanent assets	1,422,208	327,534	4,776,178	5,103,712	(284,005)	4,819,707
Total assets	2,279,056	524,866	7,186,703	7,711,569	(266,763)	7,444,806

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of the investment in Ripasa);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

(In thousands of reais)

Supplementary information (Continued)

Balance Sheet – Statement of Proportional Consolidation of Ripasa at March 31, 2006 (Continued)

Liabilities and shareholders' equity	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Current liabilities						
Trade accounts payable	64,159	14,776	118,318	133,094	-	133,094
Loans and financing	156,969	36,150	868,495	904,645	-	904,645
Debentures	-	-	38,981	38,981	-	38,981
Taxes payable other than on income	16,283	3,750	15,573	19,323	-	19,323
Payroll and taxes payable	18,560	4,274	39,475	43,749	-	43,749
Accounts payable	37,192	8,564	70,337	78,901	-	78,901
Payable to related parties	-	-	533	533	-	533
Dividends and interest on shareholders' equity payable	16,153	3,720	417	4,137	(3,417)	720
Income and social contribution taxes	6,822	1,571	252	1,823	-	1,823
Deferred income and social contribution taxes	11,432	2,633	-	2,633	-	2,633
Total current liabilities	327,570	75,438	1,152,381	1,227,819	(3,417)	1,224,402
Noncurrent liabilities						
Loans and financing	596,646	137,408	2,110,642	2,248,050	-	2,248,050
Debentures	-	-	457,956	457,956	-	457,956
Accounts payable	2	-	10,142	10,142	-	10,142
Deferred income and social contribution taxes	42,514	9,791	15,924	25,715	-	25,715
Provision for contingencies and actuarial liabilities	168,835	38,883	177,973	216,856	-	216,856
Total noncurrent liabilities	807,997	186,082	2,772,637	2,958,719	-	2,958,719
Shareholders' equity						
Capital	807,363	185,936	1,479,990	1,665,926	(185,936)	1,479,990
Capital reserves	-	-	378,832	378,832	-	378,832
Treasury stock	-	-	(15,080)	(15,080)	-	(15,080)
Revaluation reserves	5,644	1,300	-	1,300	(1,300)	-
Income reserves	290,830	66,978	1,417,943	1,484,921	(66,978)	1,417,943
Retained earnings	39,652	9,132	-	9,132	(9,132)	-
Total shareholders' equity	1,143,489	263,346	3,261,685	3,525,031	(263,346)	3,261,685
Total liabilities	2,279,056	524,866	7,186,703	7,711,569	(266,763)	7,444,806

(1) Full balance sheet of Ripasa, disclosed in compliance with CVM Instruction 247/96;
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated balance sheet of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined balance sheet (proportional Ripasa plus Suzano Papel e Celulose before elimination of investment in Ripasa);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated balance sheet of Suzano Papel e Celulose in accordance with CVM Instruction No. 247/96.

(In thousands of reais)

Supplementary information (Continued)

Statement of income – Statement of Proportional Consolidation of Ripasa at March 31, 2006

	Ripasa Full	Ripasa Proportional	Suzano Papel e Celulose excluding Ripasa	Combined	Adjustments	Consolidated
	(1)	(2)	(3)	(4)	(5)	(6)
Gross sales	393,827	90,700	674,652	765,352	(2,347)	763,005
Sales deductions	(70,373)	(16,207)	(90,675)	(106,882)	-	(106,882)
Net sales	**323,454**	**74,493**	**583,977**	**658,470**	**(2,347)**	**656,123**
Cost of goods sold	(239,525)	(55,163)	(368,236)	(423,399)	2,347	(421,052)
Gross profit	**83,929**	**19,330**	**215,741**	**235,071**	**-**	**235,071**
Operating income (expense)						
Selling expenses	(28,119)	(6,476)	(30,465)	(36,941)	-	(36,941)
General and administrative expenses	(18,136)	(4,176)	(48,648)	(52,824)	-	(52,824)
Financial expenses	(38,365)	(8,835)	93,874	85,039	-	85,039
Financial income	63,184	14,552	(31,255)	(16,703)	-	(16,703)
Equity pickup in subsidiaries and affiliates	(38)	(9)	817	808	(831)	(23)
Amortization of goodwill	-	-	-	-	(12,561)	(12,561)
Other operating income, net	(30)	(7)	3,096	3,089	-	3,089
Operating income	**62,425**	**14,379**	**203,160**	**217,539**	**(13,392)**	**204,147**
Nonoperating income, net	1,070	247	4,681	4,928	-	4,928
Income before income and social contribution taxes	**63,495**	**14,626**	**207,841**	**222,467**	**(13,392)**	**209,075**
Income and social contribution taxes	(23,906)	(5,506)	(55,653)	(61,159)	4,272	(56,887)
Net income for the period	**39,589**	**9,120**	**152,188**	**161,308**	**(9,120)**	**152,188**

(1) Ripasa full results for the period from January to March 2006
(2) Proportional balance sheet considering the Company's interest in total capital (23.03%), through Ripasa Participações S.A.
(3) Consolidated income statement of Suzano Papel e Celulose before Ripasa's proportional consolidation;
(4) Combined income statement (proportional Ripasa plus Suzano Papel e Celulose before Ripasa's proportional consolidation);
(5) Consolidation adjustments (elimination of investment in Ripasa);
(6) Consolidated results of Suzano Papel e Celulose for the first quarter of 2006, in compliance with CVM Instruction No. 247/96.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Brief summary of the period

Pulp market prices increased in the quarter, sustained by a strong US economy and strong Chinese demand. Announcements of northem hemisphere production closures also influenced the market, by reducing the impact of expected new supply, resulting in stable world pulp prices: a total of 900 thousand tons in existing annual production capacity was desactivated in 1Q06, and a further 740 thousand tons is expected in 2Q06.

In April the price of eucalyptus pulp CIF Northern Europe is US$ 620/ton. Prices remain stable, due to the above factors, low inventories held by European consumers, and the level of Euro vs US Dollar.

Paper sales volume to the domestic market was 22.8% higher, demonstrating this market's recovery. Paper prices were slightly lower than in 4Q05.

1Q06 net sales were R$ 584.0 million, on volume of 205.0 thousand tons of paper and 121.6 thousand tons of pulp. 1Q06 Ebitda was R$ 195.1 million and Ebitda margin was 33.4%, a recovery of 5.3 percentage points from 4Q05. The recovery in Ebitda margin in spite of the strength of the Real shows the results of internal efforts to mitigate the effect of the new exchange rate situation by improving the sales mix, and containing costs and expenses.

Pulp cash production cost was reduced to R$ 433.9/ton, equivalent to US$ 197.8/ton. Including the cost of standing wood of R$ 39.0/ton, this increases to R$ 472.9/ton, or US$ 215.6/ton. The reduction reflects: (i) the new rate of production at the Mucuri Unit, with completion of the learning curve of the optimized equipment and consequent reduction in consumption of specific chemicals, fuel and wood; and (ii) dilution of fixed costs.

The business environment

Discipline in costs: increased margins, even with a stronger Real

The Real strengthened further against the dollar in 1Q06, to R$ 2.17/US$ on March 31, averaging R$ 2.19/US$ in the period – 2.6% below its average for 4Q05, and 17.7% below its average for 1Q05. But in spite of the strengthening from 4Q05 operating margins were improved,as a result of internal efforts to reduce costs and expenses, and also the better mix of sales (products, and markets).

Fx rate, R$ / US$	4Q05	1Q06	1Q05	2005	2004
Start of period	2.2222	2.3407	2.6544	2.6544	2.8892
End of period	2.3407	2.1724	2.6662	2.3407	2.6544
Average	2.2507	2.1933	2.6650	2.4357	2.9263

Source: Brazilian Central Bank.

Capacity closures in northem hemisphere strengthen pulp prices

The eucalyptus pulp producers announced price increases in February 2006, to the levels shown in the table below, fully implemented by the end of that month. The outlook for pulp prices continues to be optimistic, due to stable growth of demand in the principal markets, low consumer inventories, recent production closures, and more closures expected during the year. The price in the Asian market is expected to reach US$590 in April.

(US$/ ton)

Market Pulp list prices	4Q05	1Q06	apr/06
Am. do Norte	635	655	655
Europa	600	620	620
Ásia	540	560	590

Market pulp producers' inventories at the end of February were 32 days, the same level as in December 2005, portraying stability in the market.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

The difference between average prices of uncoated papers (reels, CIF Northern Europe) and eucalyptus pulp in 1Q06 was US$ 144/ton, still less than its average over the last ten years, of US$ 228/ton.

Domestic paper sales volume was higher year-on-year (1Q06 vs. 1Q05). The domestic market represented 60% of total paper sales volume.

Sales

	4Q05		1Q06		1Q05		2005		2004	
	R$ mil	Tons mil	R$ mil	Tons mil	R$	Tons	R$ mil	Tons mil	R$	Tons
Domestic Market	351,935	152.0	316,023	135.4	277,359	116.7	1,299,281	553.9	1,358,821	569.7
Pulp	22,728	21.3	14,357	13.3	20,245	17.4	92,125	81.7	89,277	78.1
Coated P&W Paper	53,664	19.6	46,399	16.4	43,865	14.8	218,824	77.0	219,430	74.2
Paperboard	77,939	30.5	82,202	32.2	74,929	27.2	312,080	117.2	341,246	127.8
Uncoated P&W Paper	197,604	80.6	173,065	73.4	138,320	57.3	676,252	278.0	708,868	289.6
Export Market	326,439	234.2	267,954	191.2	302,961	174.6	1,254,443	796.8	1,281,113	714.2
Pulp	156,582	137.9	124,350	108.3	127,835	96.6	558,758	444.3	560,272	412.0
Coated P&W Paper	8,212	4.0	6,145	2.9	6,168	2.4	37,131	16.8	31,676	12.8
Paperboard	27,088	17.1	27,061	16.9	32,917	15.9	118,687	67.8	122,932	58.7
Uncoated P&W Paper	134,557	75.2	110,398	63.1	136,041	59.7	539,867	268.0	566,233	230.6
Total	678,374	386.2	583,977	326.6	580,320	291.3	2,553,724	1,350.7	2,639,934	1,283.8
Pulp	179,310	159.2	138,707	121.6	148,080	113.9	650,883	526.0	649,549	490.1
Coated P&W Paper	61,876	23.6	52,544	19.3	50,033	17.3	255,955	93.8	251,106	86.9
Paperboard	105,027	47.7	109,263	49.1	107,846	43.1	430,767	184.9	464,178	186.6
Uncoated P&W Paper	332,161	155.7	283,463	136.5	274,361	117.0	1,216,119	546.0	1,275,101	520.2

Higher volumes sold compensated for lower average prices

Total sales volume was 326.6 thousand tons in 1Q06, 12.1% more than in 1Q05. Prices were 10.2% lower than in 1Q05, producing net sales of R$ 584.0 million, 0.6% more than in 1Q05.

Exports provided 45.9% of net sales in the quarter, vs. 52.2% in 1Q05.

Net sales was 13.9% lower than in 4Q05, reflecting sales volume 15.4% lower, and average prices 1.8% higher.



Net Sales 1Q06
R$ 584.0 million
Domestic Market
54.1%
Export
45.9%

Pulp: better prices, and better outlook for 2006

Pulp sales volume totaled 121.6 thousand tons in 1Q06, 6.8% more than in 1Q05. Pulp exports in the quarter were 89.1% of total sales, and 12.2% greater than in 1Q05.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Pulp export – 1Q06


(% volume)
North America 6.8%
Latin America 2.6%
Asia 21.4%
Europe 69.3%

Pulp Sales volume (thousand tons)


159
122
114
21
13
17
4Q05
1Q06
1Q05
Domestic market
Export market

Average pulp export sale price in 1Q06 was US$ 523/ ton, compared to US$ 504/ton in 4Q05, and US$ 497/ ton in 1Q05.

Net pulp sales in 1Q06 totaled R$ 138.7 million, 6.3% less than in 1Q05, reflecting average prices 12.3% lower in Reais, at R$ 1,140/ton, partially offset by volume sold 6.8% higher. Pulp net sales was 23.8% of total net sales in the quarter. Compared with 4Q05 it was 22.6% lower, reflecting volumes sold 23.6% lower, and prices 1.3% higher.

Paper: Domestic sales 22.8% higher than in 1Q05

Total paper sales volume was 205.0 thousand tons in 1Q06, 15.5% more than in 1Q05 – led by the domestic market where volume was 22.8% higher year-on-year. The highest growth figures were in uncoated papers, with increased buying by manufacturers of notebooks for export, and in paperboard – which is a leading indicator for re-heating of the economy.

Average paper sale price in 1Q06 was R$ 2,172.58 per ton, 10.8% less than in 1Q05 – this reflects lower prices in US dollars – resulting from the stronger Real, which reduces export prices in the local currency. Average price for papers in the quarter was 1.2% less than in 4Q05.

Paper export – 1Q06
(% volume)


North America 14.2%
Other 0.1%
Latin America 34.1%
Europe 29.7%
Asia 22.0%

Paper sales volume (thousand tons)


227
205
177
131
122
99
4Q05
1Q06
1Q05
Domestic market
Export market

Net paper sales in 1Q06 reached R$ 445.3 million, 3.0% more than in 1Q05, 76.2% of total net sales, and 10.8% lower than in 4Q05 – mainly reflecting total paper sales volume 9.7% lower.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Production and costs

Production (thousand tons)

	4Q05	1Q06	1Q05	2005	2004
Production	357.8	350.5	334.5	1,368.7	1,239.0
Market Pulp	149.3	146.1	129.7	544.0	456.3
Coated P&W Paper	22.1	18.9	21.6	85.5	84.2
Paperboard	47.4	47.3	48.2	189.1	186.2
Uncoated P&W Paper	139.0	138.2	134.9	550.1	512.3

Total production volume in 1Q06 was 350.5 thousand tons, 4.8% more than in 1Q05, and 2.0% less than in 4Q05. The reduction reflects (i) a lower number of days of production than in the previous quarter, and (ii) a 3-day maintenance stoppage in March. The general programmed stoppage is scheduled for September. We produced 146.1 thousand tons of market pulp and 204.4 thousand tons of papers in 1Q06.

Market pulp cash production cost (ex-standing wood) was reduced to R$ 434/ton (US$198/ton in 1Q06).

Pulp cash production cost in 1Q06 (including the cost of standing wood) was reduced to R$ 472.9/ton, almost the same as in 1Q05, and 8.2% lower than in 4Q05 (R$ 515.3/ton). This reduction reflects: (i) the new rate of production at the Mucuri Unit, with completion of the learning curve of the optimized equipment and subsequent reduction in consumption of specific chemicals, fuel and wood; and (ii) dilution of fixed costs. The figure includes the cost of standing wood, of around R$ 39/ton. In dollar terms, the cash cost was US$ 215.6/ton in 1Q06, vs. US$ 235.7 in 4Q05 and US$ 177.2 in 1Q05.

Average unit sales cost was reduced to R$ 1,127/ton, 4.8% less than in 1Q05, and 4.3% less than in 4Q05. This reflects the lower average production cost, and the sales mix, in terms of both products and market.

Results

Suzano Papel e Celulose (accounting the 23.03% indirect holding in Ripasa as equity income)[1]

(In thousand R$)

	4Q05	1Q06	1Q05
Net Sales	678,373	583,977	580,321
Cost of Sales	(455,117)	(368,236)	(344,982)
Gross Profit	223,256	215,741	235,339
Selling Expenses	(45,232)	(30,465)	(31,909)
General and Administrative expenses	(57,379)	(48,648)	(50,132)
Financial Expenses	(65,411)	(63,556)	(58,305)
Financial Income	28,082	23,591	27,713
Equity Income in Subsidiaries and Affiliates	(3,593)	817	(154)
Other Operating Income	15,491	3,096	4,256
Operating Profit before Monetary and Exchange Rate Variation	95,214	100,576	126,808
Net Monetary and Exchange Rate Variation on Assets	(94,230)	102,584	(6,901)
Operating Profit	984	203,160	119,907
Non Operating Income	(23,433)	4,681	9,829
Income and Social Contribution Taxes	19,453	(55,653)	(38,753)
Net Income for the Period	(2,996)	152,188	90,983

[1] For the 23.03% indirect holding in Ripasa, R$ 9.1 million was included in 1Q06 and R$ 5.0 million was included in 4Q05. This amount does not include amortization of goodwill on the purchase of the interest in Ripasa.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Ebitda: 1Q06 vs. 1Q05

(Gross profit less sales, administrative and other operating expenses, plus depreciation, depletion and amortization on deferred items).

Higher pulp dollar prices and domestic market paper sales, and lower costs and expenses, were the main factors that partially compensated for the effect of the further strengthening of the Real on Suzano's results, with gross margin down to 36.9%, compared with 40.6% in 1Q05.

Ebitda in 1Q06 was R$ 195.0 million, 7.8% less than in 1Q05. Ebitda margin (on net sales) was 33.4%, compared to 36.5% in 1Q05. Measured in US$, Ebitda reached US$ 88.9 million, 12.1% more than in 1Q05.

Main positive effects on Ebitda in this quarter:

(i) Higher volume sold in both paper and pulp.

(ii) Unit sales cost 4.8% lower, at R$ 1,127/ ton.

(iii) Reduction of SG&A expenses, reflecting higher volume of sales to the domestic market, lower personnel expenses and reduction of expenses.

Main offsetting effect:

(i) Average price in Reais 10.2% lower – mainly in exports.

Ebitda: 1Q06 vs. 4Q05

In the comparison with 4Q05, Ebitda was 2.4% higher in Reais, and 5.2% higher in dollars. Ebitda margin in 1Q06 was 5.3 percentage points higher than in 4Q05, increasing from 28.1% to 33.4%.

The main positive effects causing the increase in Ebitda were:

(i) Improvement in the sales mix: more sales of paper in the domestic market.

(ii) Reduction of SG&A expenses; and no non-recurring items.

These items were partially offset by:

(i) Lower volumes sold.

(ii) The stronger Real affecting export sales.

Consolidated figures including Ripasa

Including the effect of the holding in Ripasa, consolidated net sales of Suzano Papel e Celulose in 1Q06 totaled R$ 656.1 million, with gross profit of R$ 235.1 million (gross margin 35.8%) and net income of R$ 152.2 million.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

(in thousand R$)

	4Q05	1Q06	1Q05	2005	2004
EBIT	136,136	139,724	157,554	635,300	838,513
Depreciation / Depletion / Amortization	54,332	55,409	54,012	213,640	200,430
EBITDA	190,468	195,133	211,566	848,940	1,038,943
Gross Profit / Net Sales	32.9%	36.9%	40.6%	37.5%	45.1%
EBITDA / Net Sales	28.1%	33.4%	36.5%	33.2%	39.4%
Net Debt / EBITDA (LTM)	2.75	3.00	2.38	2.75	1.56
Net Debt / EBITDA (LTM) pro forma	1.88	2.11	1.64	1.88	1.56


28.1%
33.4%
36.5%
190
195
212
4Q05
1Q06
1Q05
■ EBITDA - R$ million ● EBITDA margin

Net income: 1Q06 vs. 1Q05

As well as the operating factors affecting Ebitda, other factors affected net income – which was R$ 152.2 million in 1Q06, vs. R$ 91.0 million in 1Q05, as follows:

(i) Gain on FX variations of R$ 102.6 million, due to the strengthening of the Real in 1Q06 (this compares with a gain of R$ 6.9 million in 1Q05).

(ii) Higher net financial revenue, at R$ 40.0 million in 1Q06, vs. R$ 30.6 million in 1Q05.

(iii) Non-operating revenues, at R$ 4.7 million, were R$ 5.1 million lower than in 1Q05 – due to lower sales of standing wood.

(iv) Higher income tax provision, at R$ 55.7 million in 1Q06, vs. R$ 38.8 million in 1Q05.

Net income: 1Q06 vs. 4Q05

The increase in net income from 4Q05 to 1Q06 was even greater than the comparison with 1Q05, mainly due to the negative effect of the weakening of the Real on FX-related expenses in 4Q05. The main factors that impacted net income were:

(i) Strengthening of the Real, with positive effect on net FX variations – which represented revenue of R$ 102.6 million in 1Q06, compared to expense of R$ 94.2 million in 4Q05.

(ii) The provision for income tax and Social Contribution in 1Q06 was R$ 55.7 million, vs. a tax credit of R$ 19.5 million in 4Q05.

(iii) Non-operating revenue of R$ 4.7 million, compared to net non-operating expenses of R$ 23.4 million in 4Q05.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Consolidated figures including Ripasa

The consolidated Ebitda of Suzano Papel e Celulose including Ripasa was R$ 216.4 million, or US$ 98.7 million, in 1Q06, resulting in Ebitda margin (on net sales) of 33.0%.

Capex of R$ 328.8 million in 1Q06

Capital expenditure in 1Q06 totaled R$ 328.8 million: (i) R$ 267.6 million in the Mucuri Project; (ii) R$ 41.3 million on current industrial and forestry investments; (iii) R$ 18.6 million on the Capim Branco power plant; and (v) R$ 1.3 million on other projects, including the forest base expansion in São Paulo.

The Capim Branco I hydroelectric power plant, with capacity of 250MW, started operating in March 2006. It is part of the Capim Branco generation complex, in which Suzano has 22.3%, and which will have total capacity of 450MW. Suzano's expenditure on the project in the quarter was R$ 18.6 million.

Net debt: US$ 1.150 billion

Consolidated net debt at March 31, 2006 was R$ 2,499 billion. The reduction in Ebitda, and the volume of investment in the expansion projects, contributed to this higher figure. The net debt reached R$2,474.9 million, or US$1,057.3 million. Considering the Ripasa Ebitda over the last twelve months, the net debt/Ebitda ratio was 2.71.

Amortization Schedule


US$ million
450
400
117
208
275
169
432
Cash
2006
2007
2008
2009
2010
2011 forward

The data related to volume, cost and sales price, in reais and US dollars, as well as their respective variance, were not reviewed by our independent accountants.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

REPORT ON COMPANY'S PERFORMANCE (CONSOLIDATED)
(Unaudited)

Corporate Information

Suzano Papel e Celulose is one of the largest integrated producers of paper and eucalyptus pulp in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products to the Brazilian and international markets, and has leadership positions in key segments of the Brazilian markets. It has four principal product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose has 50% of the controlling interest in **Ripasa S.A Celulose e Papel** ("Ripasa"), which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa reported net sales of R$ 1.4 billion in 2004 from sales of 612,000 tons of products. It has four industrial units in São Paulo State and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION
(Unaudited)

In accordance with Corporative Governance Practices (Level 1) we are presenting the equity held by all investors or shareholders with more than 5% of voting shares direct and indirect, including individuals, at March 31, 2006:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S/A
CAPITAL - R$ 1,479,990,325.42

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
SUZANO HOLDING S.A	94,364,159	92.18%	46,408	0.03%	94,410,567	33.07%
IPLF HOLDING S.A	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A - BNDESPAR	-		32,590,141	17.80%	32,590,141	11.42%
OTHER	10,299	0.01%	150,435,506	82.17%	150,445,805	52.71%
TOTAL	102,374,458	100.00%	183,072,055	100.00%	285,446,513	100.00%

COMPOSITION OF SHAREHOLDERS - SUZANO HOLDING S.A
CAPITAL - R$ 1,310,000,000.00

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
FANNY FEFER	16,402,750	27.51%	12,747,626	25.1%	29,150,376	26.42%
BETTY FEFFER	13,416,014	22.50%	11,340,439	22.4%	24,756,453	22.44%
DANIEL FEFFER	7,453,335	12.50%	6,079,731	12.0%	13,533,066	12.27%
DAVID FEFFER	7,453,335	12.50%	6,052,148	11.9%	13,505,483	12.24%
JORGE FEFFER	7,453,335	12.50%	6,049,463	11.9%	13,502,798	12.24%
RUBEN FEFFER	7,453,335	12.50%	6,046,927	11.9%	13,500,262	12.24%
OTHER	3		2,370,957	4.7%	2,370,960	2.15%
TOTAL	59,632,107	100.00%	50,687,291	100.00%	110,319,398	100.00%

COMPOSITION OF SHAREHOLDERS - IPLF HOLDING S.A
CAPITAL - R$ 195,006,861.00

	Common		Preferred		Total	
Shareholders	**Number of shares**	**%**	**Number of shares**	**%**	**Number of shares**	**%**
FANNY FEFER	53,626,859	27.50%	27	27.00%	53,626,886	27.50%
BETTY FEFFER	43,876,428	22.50%	22	22.00%	43,876,450	22.50%
DANIEL FEFFER	24,375,869	12.50%	12	12.00%	24,375,881	12.50%
DAVID FEFFER	24,375,869	12.50%	12	12.00%	24,375,881	12.50%
JORGE FEFFER	24,375,868	12.50%	12	12.00%	24,375,880	12.50%
RUBEN FEFFER	24,375,868	12.50%	12	12.00%	24,375,880	12.50%
OTHER		0.00%	3	3.00%	3	0.00%
TOTAL	195,006,761	100.00%	100	100.00%	195,006,861	100.00%

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

OTHER COMPANY'S RELEVANT INFORMATION (Continued)
(Unaudited)

COMPOSITION OF SHAREHOLDERS - BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL Participações- BNDESpar

	Common		Preferred		Total	
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%
BNDES	1	100.00%	-	-	1	100.00%
TOTAL	1	100.00%	-	-	1	100.00%

COMPOSITION OF SHAREHOLDERS – BANCO NACIONAL DO DESENVOLVIMENTO ECONÔMICO E SOCIAL – BNDES

	Common		Preferred		Total	
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%
BRAZILIAN GOVERNMENT	6,273,711,452	100.00%	-	-	6,273,711,452	100.00%
TOTAL	6,273,711,452	100.00%	-	-	6,273,711,452	100.00%

In accordance with Corporative Governance Practices (Level 1), we are presenting the quantity and characteristics of the shares that directly or indirectly pertain to the controlling company, executive board and members of Audit Committee, at March 31, 2006:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
CAPITAL - R$ 1,479,990,325.42

	Common		Preferred		Total	
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%
CONTROLLING SHAREHOLDERS*	102,374,458	100.00%	88,972,313	48.60%	191,346,771	67.03%
TREASURY SHARES	-	-	1,358,419	0.74%	1,358,419	0.48%
EXECUTIVE BOARD	-	-	27,790	0.02%	27,790	0.01%
BOARD OF DIRECTORS	-	-	92,236	0.05%	92,236	0.03%
FISCAL COUNCIL	-	-	11,361	0.01%	11,361	0.00%
MANAGEMENT COMMITTEE	-	-	1,003	0.00%	1,003	0.00%
OTHER SHAREHOLDERS	-	-	92,608,933	50.59%	92,608,933	32.44%
TOTAL	102,374,458	100.00%	183,072,055	100.00%	285,446,513	100.00%

* Including BNDES participation

In accordance with Corporative Governance Practices (Level 1), we are presenting the outstanding shares and the corresponding percentage compared to the total issued shares at March 31, 2006:

COMPOSITION OF SHAREHOLDERS - SUZANO BAHIA SUL PAPEL E CELULOSE S.A.
CAPITAL - R$ 1,479,990,325.42

	Common		Preferred		Total	
Shareholders	Number of shares	%	Number of shares	%	Number of shares	%
SUZANO HOLDING S.A.	94,364,159	92.18%	46,408	0.03%	94,410,567	33.07%
IPLF HOLDING S.A.	8,000,000	7.81%	-		8,000,000	2.80%
BNDES PARTICIPAÇÕES S.A.	-		32,590,141	17.80%	32,590,141	11.42%
TREASURY SHARES	-		1,358,419	0.74%	1,358,419	0.48%
OTHER SHAREHOLDERS	10,299	0.01%	56,335,764	30.77%	56,346,063	19.74%
SHARES AT MARKET	-		92,741,323	50.66%	92,741,323	32.49%
TOTAL	102,374,458	100.00%	183,072,055	100.00%	285,446,513	100.00%

82-3550



SUZANO
PAPEL E CELULOSE

Suzano Papel e Celulose announces new CEO

São Paulo, April 12, 2006: Suzano Papel e Celulose (Bovespa: **SUZB5**), one of Latin America's largest integrated producers of pulp and paper, today announces its new CEO. Antonio Maciel Neto, currently president of Ford South America Operations and a Ford Motor Company vice-president, will succeed Murilo Passos as CEO of Suzano Papel e Celulose.

Mr. Passos has been preparing his succession since 2004. With the restructuring of the Company's organizational model into Business Units since the beginning of this year, and with the launch of the Mucuri pulp plant expansion project, his mission has been completed successfully, and the conditions for him to take over new strategic functions in the Suzano group are in place.

David Feffer, Chairman of the Board of Suzano Papel e Celulose, said: "The process of choosing the successor to Murilo Passos as CEO of Suzano Papel e Celulose is an important step in the organization's development, and is the direct result of the Company's professionalization process – in which Mr. Passos played a vitally important role, taking part in the management and development of the group's pulp and paper operations since 1993. He built a solid base for the sustainable growth of our business, and prepared the Company for the development of new leaders, focused on the market and on transparency. This has been a period of significant increase in the value of our shares, which are now at their highest-ever market price."

Mr. Antonio Maciel Neto, an executive of recognized experience and expertise, will join Suzano Papel e Celulose in May. His mission will be to continue the Company's growth process, which will position it, as from the end of next year, among the largest players in the world. He will make a decisive contribution to shaping and implementing the strategy of focus on clients and the market, and give added impetus to leadership development. Anchored on its programs of high executive performance and operational, social and environmental excellence, Suzano Papel e Celulose will continue to increasingly create value for its shareholders in a sustainable manner.

In the functions that he held in recent years at Ford, Antonio Maciel Neto was responsible for five plants, and more than 500 dealerships around South America. His responsibilities also included strategic planning for the region, and developing plans to increase the market share and profitability of Ford South America Operations. Previously, he held other important positions, such as Deputy State

IR Team

Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Press Team

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
11 3816 3922 // 13 9765-1526

ISE Índice de Sustentabilidade Empresarial
SUZB5 NÍVEL 1
Latibex
Associado Fundador





Secretary of the Brazilian Industry and Trade Ministry, CEO of Cecrisa, and President of the Itamarati Group. He also worked for Petrobras for ten years.

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the issue of the convertible debentures, the non realization of all conditions precedent in the Underwriting Commitment, changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

IR Team

Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Press

Fernanda Burjato
GWA Comunicação Integrada
fburjato@gwacom.com
55 11 3816 3922

Suzano Papel e Celulose announces proposal to improve its corporate governance model

São Paulo, April 11, 2006 – Suzano Papel e Celulose (Suzano or Company) (Bovespa: SUZB5), one of Latin America's largest integrated producers of paper and pulp, announces a proposal for decision by the Annual General Meeting to be held on April 26, 2006, to improve its corporate governance model.

Aiming always to achieve the best market practices and management processes, Suzano Papel e Celulose senior management is proposing to reformulate the roles in the existing committees of the Board of Directors, and creating one more, the Audit Committee.

The **Sustainability and Strategy Committee** will have the following functions:

- to provide advice to the Board of Directors in carrying out its responsibilities in relation to long-term strategy and planning; and
- to provide advice to the Board of Directors in dissemination of the strategic concept of Sustainability, with a view to attaining worldwide benchmark standards of excellence.

The **Management Committee** will have the following functions:

- to provide advice to the Board of Directors in carrying out its responsibilities in relation to the areas of finance, budgets and control, management of talents, remuneration of executives, legal subjects, new business, investments and relationship with the market and investors, formulating corporate policies as and when appropriate;
- to monitor and observe the company's results and the performance of the executives through a specifically chosen method, aiming to ensure adherence to the targets established in the Strategic Planning, the Business Plan and the Budget; and
- to work at all times in favor of the preparation and formulation of specific corporate policies for the areas of environment, health and safety; and of the company's participation in the preparation of the Code of Conduct and the group's annual Sustainability Report.

The **Audit Committee**, will have the following functions:

- to provide advice to the Board of Directors in analysis of the financial statements, and to be sure that the Executive Officers develop and implement reliable internal controls, including controls to insure the quality of the information of subsidiaries; and
- to provide advice to the Board of Directors on inspection and monitoring of the work of internal audit, external audit and internal controls, ensuring that the external and internal

auditors carry out the functions in a manner independent of each other and also independently in relation to the Executive Officers, also allowing the external auditors to evaluate the practices of those other parties; and

- to work at all times for compliance with the Code of Conduct and the Corporate Policies for the areas of environment, health and safety.

David Feffer, chairman of the Board of Directors of Suzano Papel e Celulose, said: "Increasingly, the great challenge facing corporations all over the world is the capacity to adapt rapidly to changes in economic, political and social scenarios, generating value for their businesses over time. With this reformulation of our management structure, we seek to establish guidelines and create channels that will make short-term and long-term objectives compatible with each other, thus guaranteeing the sustainability of this organization based on economic responsibility, environmental balance, social justice and good corporate governance."

Suzano Papel e Celulose is one of the largest vertically integrated producers of eucalyptus pulp and paper in Latin America, with pulp production capacity of 1.1 million tons/year and paper production capacity of 820 thousand tons/year. It offers a broad range of pulp and paper products for the domestic and international markets, with leadership positions in key Brazilian markets. It has four product lines: (i) *eucalyptus pulp; (ii) uncoated woodfree printing and writing paper; (iii) coated woodfree printing and* writing paper; and (iv) paperboard. Suzano Papel e Celulose indirectly owns 50% of the controlling interest in **Ripasa S.A Celulose e Papel,** which produces pulp, printing and writing paper, specialty papers, paperboard and cardboards. Ripasa's 2004 net sales were R$ 1.4 billion, from sales of 612,000 tons of products. It has four industrial units in São Paulo State, and forest areas totaling 86,400 hectares.

Forward-looking statements

Certain statements in this document may constitute forward-looking statements – projections or statements about future expectations. Such statements are subject to known and unknown risks and uncertainties, which could cause such expectations not to materialize or actual results to differ materially from those set forth in the forward-looking statements. These risks include: the issue of the convertible debentures, the non realization of all conditions precedent in the Underwriting Commitment, changes in future demand for the Company's products, changes in the factors which affect domestic and international prices of the products, changes in the cost structure, changes in seasonal market patterns, changes in prices charged by competitors, exchange rate variations, or changes in the Brazilian political or economic scenario, or in emerging and international markets in general.

82-3550

SUZANO BAHIA SUL PAPEL E CELULOSE S.A.

Publicly held company

CNPJ/MF nº 16.404.287/0001-55

NIRE nº 29.300.016.331

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS

The Company's Board of Directors met at **5 p.m. on April 5, 2006,** at Av. Brigadeiro Faria Lima, 1355 – 9th floor, in the city of São Paulo, São Paulo State, Brazil, the undersigned members being present.

Mr. David Feffer took the chair of the meeting, inviting me, João Pinheiro Nogueira Batista, to be Secretary, and explained that the purpose of this meeting was to authorize the company's Executive Offices to enter into a transaction to finance the company's forestry investments, in the amount of R$ 102,320,000.00 (one hundred and two million three hundred and twenty thousand Reais), divided into six sub-credits with the Brazilian Development Bank (BNDES).

The conditions so far negotiated for each sub-credit are described as follows, and the Board of Directors hereby authorizes the Executive Offices to contract the said transaction on the most favorable conditions, especially in relation to its spread:

(i) **Subcredit "A":** R$ 30,091,000.00 (thirty million and ninety one thousand Reais), with tenor of 120 months from the date of legal formalization of the transaction, and grace period of 84 months for the payment of the principal, with amortization of the principal in monthly payments starting in the 85th month, and payment of interest to be counted from the first 15th day of a month following the date of legal formalization of the transaction, paid from the date of release of the funds, quarterly during the grace period and monthly during the period of amortization, payable on the outstanding balance, at the TJLP long-term interest rate plus 2.5% p.a.;

(ii) **Subcredit "B":** R$ 5,310,000.00 (five million three hundred and ten thousand Reais), with tenor of 120 months from the date of legal formalization of the transaction, and grace period of 84 months for the payment of the principal, with amortization of the principal in monthly successive payments starting in the 85th month adjusted by the variation in the exchange rates of a basket of foreign currencies, and interest to be counted from the first 15th day of a month following the date of legal formalization of the transaction, paid from the date of release of the funds, quarterly during the grace period and monthly during the period of amortization, payable on the outstanding balance, at 2.0% p.a.;

(iii) **Subcredit "C":** R$ 23,983,000.00 (twenty three million nine hundred and three thousand Reais), with tenor of 132 months from the date of legal formalization of the transaction, and grace period of 96 months for the payment of the principal, with amortization of the principal by monthly payments starting in the 97th month and interest payments counted from the first 15th day of a month immediately following the date of legal formalization of the transaction, paid from the date of release of the funds, quarterly during the grace period, and monthly during the period of amortization, calculated on the outstanding balance and at the TJLP rate plus 2.5% p.a.;

(iv) **Subcredit "D":** R$ 4,232,000.00 (four million two hundred and thirty thousand Reais), with tenor of 132 months from the date of legal formalization of the

transaction, and grace period of 96 months for the payment of the principal, with amortization of the principal by monthly payments starting in the 97th month adjusted by the variation in the exchange rate of a basket of foreign currencies, with interest counted from the first 15th day of a month immediately following the date of legal formalization of the transaction, paid from the date of release of the funds, quarterly during the grace period, and monthly during the period of amortization, calculated on the outstanding balance at the rate of 2.0% p.a.;

(v) **Subcredit "E":** R$ 32,899,000.00 (thirty two million eight hundred and ninety nine thousand Reais), with tenor of 144 months from the date of legal formalization of the transaction, and grace period of 108 months for the payment of the principal, with amortization of the principal by monthly payments starting in the 109th month, with interest counted from the first 15th day of a month following the date of legal formalization of the transaction, paid from the date of release of the funds, quarterly during the grace period, and monthly during the period of amortization, at the TJLP rate plus 2.5% p.a.; and

(vi) **Subcredit "F":** R$ 5,805,000.00 (five million eight hundred and five thousand Reais), with tenor of 144 months from the date of legal formalization of the transaction, and grace period of 108 months for the payment of the principal, with amortization of the principal by monthly payments starting in the 109th month, adjusted according to the variation in the exchange rate of a basket of currencies and interest counted from the first 15th day of a month immediately following the date of legal formalization of the transaction, paid quarterly on the outstanding balance during the grace period, and monthly during the period of amortization, at the rate of 2.0% p.a.

For the financing in question, a bank guarantee granted by Banco Bradesco S.A. will be given as collateral.

After considering and discussing the subject, the Board of Directors, by unanimous vote of those present, other than the representative of the BNDES, who abstained, approved the matter in all its terms and conditions, as duly stated in BNDES Directors' Decisions 995/2005 and 193/2006, and the Board delegated to the Executive Officers the power to take all the steps necessary for formalization of the transaction, including signature of all the documents and contracts arising therefrom.

There being no further business, these minutes were written, checked and signed by those present. São Paulo, April 5, 2006.

The members of the Board of Directors: David Feffer, Daniel Feffer, Boris Tabacof, Marco Antonio Bologna, Claudio Thomaz Lobo Sonder, Antonio de Souza Corrêa Meyer, Jorge Feffer, Oscar de Paula Bernardes Neto and Luciano Siani Pires.

This is a true copy of the original recorded in the book kept specifically by the Company for the purpose.

João Pinheiro Nogueira Batista
Secretary

82-3550


SUZANO
PAPEL E CELULOSE

www.suzano.com.br
ri@suzano.com.br

Equipe de RI
Tel.: 55 11 3037+
Gustavo Poppe – 9062
Fernando Mearim – 9359
Rosely D' Alessandro – 9355
Raquel Kim – 9061

Imprensa
Letícia Volponi
GWA Comunicação Integrada
leticia@gwacom.com
11 3816 3922 // 11 9164-3278

ISE Índice de Sustentabilidade Empresarial · SUZB5 Companhia Nível 1 Mercado Bovespa · Brasil · Latibex · Associado IN

Suzano anuncia emissão de debêntures conversíveis em ações.

Valor total da emissão é de R$ 240 milhões.

São Paulo, 28 de março de 2006 – A Suzano Papel e Celulose – (Suzano ou Companhia) – (Bovespa: SUZB5), um dos maiores produtores integrados de celulose e papel da América Latina, em conformidade com a Instrução da Comissão de Valores Mobiliários n.º 358/02, comunica a seus investidores e ao público em geral que, na presente data, a Companhia e sua acionista controladora, Suzano Holding S.A., celebraram com a BNDES Participações S.A. - BNDESPAR ("BNDESPAR") contrato particular de promessa de subscrição de debêntures conversíveis em ações ordinárias e preferenciais de emissão da Companhia ("Compromisso de Subscrição"), por meio do qual as partes acima referidas assumiram diversos compromissos e obrigações entre si, dentre as quais destacam-se as seguintes:

(i) a Companhia deverá, dentro de até 180 dias contados da data de celebração do Compromisso de Subscrição, finalizar, com a respectiva integralização, sua 4ª emissão de debêntures ("Emissão"), que será composta por 80.000 debêntures conversíveis em ações ordinárias de emissão da Companhia e 160.000 debêntures conversíveis em ações preferenciais da classe A de emissão da Companhia, totalizando 240.000 debêntures conversíveis, escriturais, com garantia flutuante, valor nominal unitário de R$ 1.000,00 e total de R$240.000.000,00 ("Debêntures"), sendo que o número de Debêntures e o valor total da Emissão poderão ser ligeiramente aumentados na assembléia de acionistas da Companhia que deliberar o assunto, a fim de permitir o direito de subscrição de ao menos uma debênture para toda a base acionária da Companhia à época da aprovação da matéria. As Debêntures serão emitidas pelo prazo de 07 (sete) anos, tendo como data de emissão 01 de dezembro de 2005 e vencimento previsto para 01 de dezembro de 2012, perceberão juros de 2,5% ao ano acima da Taxa de Juros de Longo Prazo -TJLP e serão conversíveis em ações ao preço de R$ 14,83, apurado com base na média aritmética das cotações diárias médias das ações preferenciais da classe "A" de emissão da Companhia dos 30 (trinta) pregões imediatamente anteriores ao pregão de 01/12/2005, inclusive, acrescida de um prêmio de 20% (vinte por cento) para as conversões realizadas até 31/12/2006 e ao preço de R$ 17,31, apurado com a mesma base acrescida de um prêmio de 40% (quarenta por cento) para as conversões realizadas a partir de 01/01/2007. A Emissão será objeto de colocação privada, sem a participação de agente fiduciário e esforço de venda perante o público investidor;

(ii) será assegurado aos acionistas que compuserem a base acionária da Companhia por ocasião da aprovação da Emissão em respectiva Assembléia Geral de Acionistas o direito de preferência para subscrever as Debêntures, na mesma proporção e classe de ações detida por cada acionista da Companhia, nos termos da Lei n.º 6.404/76, pelo prazo de 30 dias contados da data de publicação de aviso aos acionistas nesse sentido;

(iii) a BNDESPAR comprometeu-se a subscrever e integralizar o saldo de Debêntures não adquirido pelos acionistas da Companhia durante o prazo de direito de preferência acima referido, sendo que a acionista controladora da Companhia, Suzano Holding S.A., cederá seu direito de preferência para subscrição das Debêntures à BNDESPAR; e

(iv) o exercício, pela BNDESPAR, do direito de converter as Debêntures que venham a ser por ela adquiridas em ações ordinárias e/ou preferenciais da classe A de emissão da Companhia deverá

observar os termos e condições estabelecidos no Compromisso de Subscrição, o qual prevê, inclusive, condições precedentes e/ou adicionais à BNDESPAR para que tal direito de conversão possa ser exercido, destacando-se que as ações ordinárias resultantes da conversão das Debêntures de propriedade da BNDESPAR serão imediata e obrigatoriamente adquiridas pela Suzano Holding S.A..

Os recursos obtidos por meio da Emissão destinar-se-ão ao alongamento do perfil das dívidas detidas pela Companhia, contraídas para o desenvolvimento de seus negócios e para capital de giro.

A **Suzano Papel e Celulose** é um dos maiores produtores verticalmente integrados de papel e celulose de eucalipto da América Latina, com uma capacidade de produção de 1,1 milhão toneladas de celulose total e de 820 mil toneladas de papel. A Suzano Papel e Celulose oferece um amplo espectro de produtos de papel e celulose para os mercados doméstico e internacional, com posições de liderança em segmentos chave do mercado brasileiro e quatro linhas de produtos: (i) celulose de eucalipto; (ii) papel para imprimir e escrever não revestido; (iii) papel para imprimir e escrever revestido; e (iv) papelcartão. A Suzano Papel e Celulose detém indiretamente 50% do controle da **Ripasa S.A Celulose e Papel,** companhia, que produz celulose, papéis de imprimir e escrever, especiais, papelcartão e cartolinas. A Ripasa alcançou uma receita líquida de R$ 1,4 bilhão e 646 mil toneladas de vendas em 2005 e possui quatro unidades industriais em São Paulo, além de áreas florestais totais de 86,4 mil ha.

Afirmações sobre Expectativas Futuras

Algumas afirmações contidas neste comunicado podem ser projeções ou afirmações sobre expectativas futuras. Tais afirmações estão sujeitas a riscos conhecidos e desconhecidos e incertezas que podem fazer com que tais expectativas não se concretizem ou sejam substancialmente diferentes que era esperado. Estes riscos incluem entre outros, a não realização da emissão das debêntures, o não atendimento da totalidade das condições precedentes previstas no Compromisso de Subscrição, modificações na demanda futura pelos produtos da Companhia, modificações nos fatores que afetam os preços domésticos e internacionais dos produtos, mudanças na estrutura de custos, modificações na sazonalidade dos mercados, mudanças nos preços praticados pelos concorrentes, variações cambiais, mudanças no cenário político-econômico brasileiro, nos mercados emergentes e internacional.